      As filed with the Securities and Exchange Commission on May 31, 2002
                                                      Registration No. 333-76522

================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                     COASTAL CARIBBEAN OILS & MINERALS, LTD.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                                     BERMUDA
                      ------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                      1330
                      ------------------------------------
            (Primary Standard Industrial Classification Code Number)

                                      NONE
                              --------------------
                      (I.R.S. Employer Identification No.)

             Clarendon House, Church Street, Hamilton, Bermuda HM CX
                            Telephone (441) 295-1422
                  ---------------------------------------------
               (Address including zip code, and telephone number,
        including area code of registrant's principal executive offices)

                             Timothy L. Largay, Esq.
                               MURTHA CULLINA LLP
                              CityPlace, 29th Floor
                                185 Asylum Street
                           Hartford, Connecticut 06103
                            Telephone (860) 240-6017
                    -----------------------------------------
                       (Name, address, including zip code,
        and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon after the effective date as practicable.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                         CALCULATION OF REGISTRATION FEE

       Title of each class of     Amount to be registered       Proposed         Proposed maximum         Amount of
          securities to be                                      maximum         aggregate offering    registration fee
             registered                                      offering price           price
                                                               per share
      Common stock,                  10,867,082 shares          $.50 (1)            $5,433,541           $499.89 (2)
      $.12 per share


(1) Estimated in accordance with Rule 457(a) under the Securities Act of 1933, solely for the purpose of calculating the registration fee.



(2)      Fee of $599.86 previously paid on January 10, 2002.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                               P R O S P E C T U S


                      10,867,082 SHARES OF COMMON STOCK OF
                     COASTAL CARIBBEAN OILS & MINERALS, LTD.


                 [COASTAL CARIBBEAN OILS & MINERALS, LTD. LOGO]



         This is an offering of 10,867,082 shares of our common stock by subscription right to our existing shareholders. For every four shares of common stock held as of June___, 2002, each shareholder will be entitled to purchase one share at a price of $.50 per share. In addition, each shareholder who purchases his/her full allotment of shares will be entitled to purchase additional shares which are unsubscribed by other shareholders. There is no minimum number of shares that must be sold in the offering. Shareholders will not receive any interest for any over subscription payments that are returned.


The Offering


                                                                                             PROCEEDS TO
                                      YOUR PRICE                  COMMISSION              COASTAL CARIBBEAN
              PER SHARE               $      .50                     $ 0                      $      .50

              TOTAL                   $5,433,541                     $ 0                      $5,433,541


         Our common stock has been quoted and traded in the over-the-counter market on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. under the symbol COCBF.OB and on the Boston Stock Exchange under the symbol COCBF. On May 28, 2002, the last reported sale price of our common stock as reported on the Boston Stock Exchange was $____ per share.

         There are no underwriters involved with this offering.

         The shares of common stock offered hereby involve a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning at page 5 for a discussion of certain factors that you should consider before you purchase any shares of our common stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is June ___, 2002.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                             PAGE
Prospectus Summary                                            2
Summary Financial Data                                        4
Risk Factors                                                  5
Cautionary Statement About Forward-Looking Statements         10
Use of Proceeds                                               11
Capitalization                                                12
Dilution                                                      13
Management's Discussion and Analysis of Financial
  Condition And Results of Operations                         13
Market Risk Disclosures                                       17
Our Business and Properties                                   18
Legal Proceedings                                             24
Our Management                                                30
Certain Business Relationships                                33
Principal Shareholders                                        34
Description of Our Common Stock                               36
Price Range of Our Common Stock                               40
Performance Graph                                             41
Terms of the Offering                                         42
Material Tax Consequences                                     44
Legal Matters                                                 47
Experts                                                       47
Where You Can Find More Information                           47
Index to Financial Statements                                F-1


                                    * * * * *



         You should rely only on the information contained in this prospectus. We have not authorized anyone (including any broker or salesman) to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of June ___, 2002. You should not assume that this prospectus is accurate as of any other date.

                               PROSPECTUS SUMMARY

This summary highlights material information included elsewhere in this prospectus. This prospectus contains forward-looking statements which involve risks and uncertainties. You should carefully read the entire prospectus, including the risk factors which begin at page 5 and the financial statements, before deciding whether to invest in our common stock.


THE COMPANY                -        Coastal Caribbean Oils & Minerals, Ltd., a
                                    Bermuda corporation, was founded in 1953.
                                    Our principal executive office is located at Clarendon House, Church Street, Hamilton,
                                    Bermuda HM CX. Our telephone number at that address is (441) 295-1422. Our internet web address is www.coastalcarib.com. The contents of our web site are not incorporated into this prospectus. In this prospectus, "Coastal Caribbean," "we," "us," and "our" refer to Coastal Caribbean Oils &
                                    Minerals, Ltd. and its majority owned
                                    subsidiary, Coastal Petroleum Company,
                                    unless the context otherwise dictates.
                                    References to "dollars" or "$" are to United
                                    States dollars. Our principal asset is our 59% interest in Coastal Petroleum Company.
                                    Coastal Petroleum's principal assets are its nonproducing oil, gas and mineral leases and royalty interests in the State of Florida.
                                    To date, Coastal Petroleum has made no
                                    commercial discoveries on the lands covered by these leases. Coastal Caribbean is a Passive Foreign Investment Company for
                                    United States federal income tax purposes.
                                    See "MATERIAL TAX CONSEQUENCES" page 45.


OUR OPERATING HISTORY      -        Since the denial in 1998 of our permit
                                    application to drill an exploration well on our property offshore Florida, we have been engaged in litigation against the State of Florida, at first appealing that denial and subsequently seeking compensation for the alleged taking of Coastal Petroleum's property. Although we have been in business for many years, we are still a development stage company because our exploration for oil, gas and minerals has not yielded any significant revenues or reserves. In recent years our exploration has been extremely limited.


                                    In 1992, Coastal Petroleum filed an
                                    application for a permit to drill an
                                    exploration well on its Lease 224-A offshore
                                    Florida. In 1998 the State of Florida denied the permit application, and Coastal Petroleum commenced litigation against the State appealing the denial. When the permit denial was upheld by a Florida appeals court in July 2000, Coastal Petroleum commenced litigation in January 2001 to obtain compensation from the State of Florida for the alleged taking of Coastal Petroleum's Lease 224-A. On May 21, 2002 Coastal Petroleum filed another lawsuit to obtain compensation from the State of Florida for the alleged taking of its Lease 224-B offshore Florida on property contiguous to Lease 224-A.



                                    We incurred a loss of $554,000 for the three month period ended March 31, 2002, a loss of $6,585,000 for the year 2001, a loss of $1,386,000 for the year 2000 and a loss of $1,105,000 for the year 1999. We had a deficit accumulated during the development stage of $36,549,000 at March 31, 2002. You should also see Note 1 of our financial statements regarding the substantial doubt about the Company's ability to continue as a going concern.



THE OFFERING               -        10,867,082 shares of our common stock, par
                                    value $.12 per share.



SUBSCRIPTION PRIVILEGE     -        Each shareholder will be entitled to
                                    purchase one share for every four shares of common stock held on the record date at a price of $.50 per share.



OVER SUBSCRIPTION          -        Each shareholder who purchases the entire
PRIVILEGE                           guaranteed allotment of shares will be
                                    permitted to subscribe pro rata for
                                    additional shares not purchased by other shareholders prior to the expiration date.
                                    The number of shares available for purchase by each individual shareholder pursuant to the over subscription privilege will be limited to the aggregate number of shares available after completion of all shareholders' basic subscription purchases and will be subject to the allocation rules described at page 42 under the heading
                                    "Terms of the Offering - How the
                                    Over-Subscription Privilege Operates."


HOW TO PURCHASE SHARES     -        If you wish to purchase shares, you should
                                    complete the subscription card and deliver it, accompanied by full payment of the subscription price, prior to the expiration date to our subscription agent.


OUR SUBSCRIPTION AGENT     -        American Stock Transfer & Trust Co., 59
                                    Maiden Lane, New York, NY 10038, Telephone:
                                    (800) 937-5449.



COMMON STOCK OUTSTANDING   -        We had 43,468,329 shares of common stock
                                    outstanding at March 31, 2002. If all shares offered are sold, there will be 54,335,411 shares outstanding.



DIVIDENDS                  -        We have never declared or paid dividends on
                                    our common stock and do not anticipate
                                    declaring or paying any dividends in the foreseeable future. We plan to retain any future earnings to reduce our deficit accumulated during the development stage of $36,549,000 at March 31, 2002 and to finance our operations.



USE OF PROCEEDS            -        The proceeds of the offering will be used
                                    for general corporate purposes, including working capital and to continue the litigation against the State of Florida.


LITIGATION                 -        Coastal Petroleum is currently involved in
                                    litigation with the State of Florida with regard to whether the State's offshore drilling policy and its denial of Coastal
                                    Petroleum's application for an oil and gas exploration drilling permit constitute a taking of Coastal Petroleum's property for which the State must compensate Coastal
                                    Petroleum. We are also involved in
                                    litigation with the State of Florida seeking compensation for confiscation of certain royalty interest acreage off the Florida coast. See "Legal Proceedings" at page 24.

                             SUMMARY FINANCIAL DATA


The following summary financial data (in thousands) for the three years in the period ended December 31, 2001 are derived from the audited consolidated financial statements of Coastal Caribbean Oils & Minerals, Ltd. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included in this prospectus. The summary financial data for the years ended December 31, 1998 and 1997 have been derived from the consolidated financial statements which are not included in this prospectus. The information as of and for the three month periods ended March 31, 2002 and 2001 is unaudited but includes all adjustments which Coastal Caribbean considers necessary for a fair presentation of the results of operations for those periods.



                                                 Three months
                                                ended March 31,                    Years ended December 31,
                                            ------------------         --------------------------------------------------
                                              2002       2001            2001      2000      1999       1998        1997
                                            -------    -------         -------   -------    -------    -------    -------
                                              ($)        ($)             ($)       ($)        ($)        ($)         ($)
                                                      (Unaudited)
                                          (Unaudited) (Restated)                (Restated) (Restated) (Restated) (Restated)
Net loss                                       (554)      (692)         (6,585)   (1,386)    (1,105)    (1,155)    (1,611)
                                            =======    =======         =======   =======    =======    =======    =======

Net loss per share  (basic and diluted)        (.01)      (.02)           (.15)     (.03)      (.03)      (.03)      (.04)
                                            =======    =======         =======   =======    =======    =======    =======

Cash and cash equivalents and marketable
securities                                      271      2,423             609     2,959      1,042      2,181      3,749
                                            =======    =======         =======   =======    =======    =======    =======

Unproved oil, gas and mineral
properties (full cost method)                    --      4,142              --     4,145      4,097      4,073      3,732
                                            =======    =======         =======   =======    =======    =======    =======

Total assets                                    815      6,916           1,077     7,497      5,544      6,648      7,799
                                            =======    =======         =======   =======    =======    =======    =======

Shareholders' equity:
  Common stock                                5,216      5,216           5,216     5,216      4,807      4,807      4,807
  Capital in excess of par value             31,498     31,498          31,498    31,498     28,693     28,693     28,693
  Deficit accumulated during
the development stage                       (36,549)   (30,102)        (35,996)  (29,410)   (28,025)   (26,919)   (25,765)
                                            -------    -------         -------   -------    -------    -------    -------
Total shareholders' equity                      164      6,612             718     7,304      5,475      6,581      7,735
                                            =======    =======         =======   =======    =======    =======    =======

Common stock shares outstanding (average)    43,468     43,468          43,468    40,844     40,056     40,056     40,056
                                            =======    =======         =======   =======    =======    =======    =======


                  As more fully described in Notes 1 and 4 to the consolidated financial statements, we have a limited amount of working capital, have incurred recurring losses and have a deficit accumulated during the development stage. We have been and continue to be involved in several legal proceedings against the State of Florida which limited our ability to commence development activities on our unproved oil and gas properties or obtain compensation for certain property rights we believe have been taken. These situations raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities which may result from the outcome of this uncertainty.

                  During the year 2001, the Company concluded that its property interests were impaired by the actions taken by the State of Florida and therefore, recorded an impairment charge in the amount of approximately $4.2 million to reflect the write off of these costs. See
         Item 8. - Note 4. Litigation. During 2001, the Company restated the deficit accumulated during the development stage at December 31, 1997 to reflect a write off of certain costs incurred prior to December 31, 1960 attributable to dry holes on abandoned leases as follows (in thousands):

       Deficit accumulated during the development stage
       Balance at December 31, 1997 as previously reported                         $25,102
       Write off of unproved properties                                                663
                                                                                   -------
       Balance at December 31, 1997 as restated                                    $25,765
                                                                                   =======

                                  RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus and the documents we incorporate by reference in evaluating our company before you purchase any shares of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In this case, the trading price of the common stock could decline and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND THE LITIGATION

         WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FURTHER LOSSES, WHICH COULD CAUSE US TO DISCONTINUE OUR BUSINESS.


         Our business has never had substantial revenues and has operated at a loss in each year since our inception in 1953. We recorded a loss of $554,000 for the three month period ended March 31, 2002, a loss of $6,585,000 for the year December 31, 2001, a loss of $1,386,000 for the year 2000 and a loss of $1,105,000 for the year 1999. If we continue to sustain losses and are unable to achieve profitability, we may not be able to continue our business and may have to curtail, suspend or cease operations. YOU SHOULD ALSO SEE NOTE 1 TO OUR FINANCIAL STATEMENTS REGARDING THE UNCERTAINTY AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.



         During the three years ended December 31, 2001 and the three months ended March 31, 2002, we spent approximately $3.0 million on legal expenses primarily for the lawsuits against the State of Florida relating to drilling permits and royalty interests. If we continue to incur significant expenses and are unable to raise additional funds to meet these expenses, we may have to cease or suspend our lawsuits and/or cease operations entirely.


         In the unlikely event that we were to receive drilling permits related to the St. George Island prospect or other exploratory wells, we would be required to incur a significant amount of operating expenditures to commence drilling operations and would need to generate significant revenues to achieve profitability. We may not be able to achieve or sustain revenues, profitability or positive cash flow and cannot assure that profitability, if achieved, will be sustained.

         OUR AUDITORS HAVE EXPRESSED THE VIEW THAT OUR NEGATIVE WORKING CAPITAL, NEGATIVE STOCKHOLDERS' EQUITY AND CAPITAL DEFICIENCIES RAISE SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         Our auditors have included an explanatory paragraph in their report for the year ended December 31, 2001, indicating there is substantial doubt regarding our ability to continue as a going concern. The financial statements included elsewhere in this prospectus do not include any adjustments to asset values or recorded liability amounts that might be required in the event we are unable to continue as a going concern. If we are in fact unable to continue as a going concern, you may lose your entire investment in our common stock.

         WITHOUT ADDITIONAL FINANCING, WE ONLY HAVE ENOUGH LIQUID ASSETS ON HAND TO CONTINUE TO OPERATE THE COMPANY FOR PART OF THE YEAR 2002.


         We believe that our funds on hand will be sufficient to permit us to continue to operate through the second quarter of 2002 and to pay the remaining expenses related to this offering which are estimated to be approximately $114,000 (total amount $350,000). After that time, we may have to suspend or cease operations unless and until we can secure additional financing. Effective February 20, 2002, our directors, officers, legal counsel and administrative consultants have agreed to defer the payment of all of their salaries and fees until we have working capital of at least $1 million. We currently do not have any commitments for additional financing. We may be unable to obtain additional financing in the future on acceptable terms or at all.


         IF ULTIMATELY THE COURTS RULE THAT THE STATE OF FLORIDA MAY DENY US A PERMIT AND NOT COMPENSATE US FOR THE TAKING OF OUR PROPERTY, WE MAY BE UNABLE TO CONTINUE OUR BUSINESS.

         In the event that the courts determine that the State of Florida is entitled to deny Coastal Petroleum a permit without compensation, it is likely that we would be unable to continue our business and that shareholders would suffer a complete loss of their investment.

         WE MAY BE UNABLE TO RAISE THE ADDITIONAL FINANCING NEEDED TO COVER THE SUBSTANTIAL LITIGATION COSTS OF PROVING OUR PROPERTIES HAVE BEEN TAKEN AND THEIR VALUE.

         Coastal Petroleum has filed a claim with the Florida Circuit Court that its property has been taken by the State of Florida, and that Coastal Petroleum is owed compensation by the State of Florida. We will need to secure additional financing to cover the costs of this litigation, which we estimate will be substantial. If we are unable to secure the additional financing adequate to fund the costs of such litigation for a lengthy period of time, we might not be able to conclude the litigation and might have to cease the lawsuits against the State of Florida without any meaningful recovery.

         THE STATE OF FLORIDA HAS FAR GREATER RESOURCES THAN WE DO TO PROSECUTE THE LITIGATION.

         The State of Florida utilizes lawyers from the Florida Attorney General's Office, the Department of Environmental Protection and at least two private law firms to represent its interests in the litigation. In the event that our funds are exhausted before the conclusion of the litigation, we may be unable to conclude the litigation and might be required to cease business which could result in the complete loss of your investment.

         IF THE AMOUNT OF MONEY WE RECOVER FROM THE STATE OF FLORIDA IS INADEQUATE TO COVER OUR COSTS, WE MAY SUFFER ADDITIONAL LOSSES.

         Coastal Petroleum's lawsuits against the State of Florida involve highly specialized technical engineering and legal judgments. Any recovery that Coastal Petroleum may receive as a result of a court judgment against the State of Florida may be insufficient to cover the costs of prosecuting the claims at trial. If this occurs, we may be forced to cease operations, the value of your investment in our common stock could decline significantly, and you may realize a total loss of your investment.


         COASTAL CARIBBEAN IS CURRENTLY A PASSIVE FOREIGN INVESTMENT COMPANY, OR PFIC, FOR U.S. FEDERAL INCOME TAX PURPOSES, WHICH COULD RESULT IN NEGATIVE TAX CONSEQUENCES TO YOU.

         If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by U.S. law, we would be a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes. For the years 1987 through 2001, Coastal Caribbean's passive income and assets that produce passive income exceeded those levels and for those years Coastal Caribbean constituted a PFIC. Based upon Coastal Caribbean's current passive income, it is likely that Coastal Caribbean will be classified as a PFIC in 2002. If Coastal Caribbean is a PFIC for any taxable year, then our U.S. shareholders potentially would be subject to adverse U.S. tax consequences of holding and disposing of shares of our common stock for that year and for future tax years. Any gain from the sale of, and certain distributions with respect to, shares of our common stock, would cause a U.S. holder to become liable for U.S. federal income tax under Code section 1291 (the interest charge regime). The tax is computed by allocating the amount of the gain on the sale or the amount of the distribution, as the case may be, to each day in the U.S. shareholder's holding period. To the extent that the amount is allocated to a year, other than the year of the disposition or distribution, in which the corporation was treated as a PFIC with respect to the U.S. holder, the income will be taxed as ordinary income at the highest rate in effect for that year, plus an interest charge.



         Please see a discussion of these consequences below under the heading "MATERIAL TAX CONSEQUENCES - PASSIVE FOREIGN INVESTMENT COMPANY RULES". We encourage you to consult with a personal tax advisor for advice relating to the potential adverse tax consequences related to an investment in our common shares.


RISKS RELATED TO THE OFFERING

         THE PRICE OF OUR COMMON STOCK IS VOLATILE, WHICH COULD HINDER YOUR ABILITY TO SELL YOUR STOCK AND AVOID A LOSS ON YOUR INVESTMENT.

         Our common stock has been quoted and traded in the over-the-counter market on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. under the symbol COCBF.OB and on the Boston Stock Exchange under the symbol COCBF. The market price of our common stock has fluctuated in the past and may continue to be volatile in the future. As a result of this volatility, you may find it more difficult to sell our stock in a declining market and avoid a loss on your investment. This volatility is a result of a variety of factors, including our current and anticipated results of operations, and the anticipated outcome of our litigation with the State of Florida.

         BECAUSE SHARES PURCHASED IN THE OFFERING WILL BE DISTRIBUTED ON A DELAYED BASIS, YOU ARE AT RISK OF DOWNWARD PRICE FLUCTUATIONS PRIOR TO RECEIPT OF CERTIFICATES REPRESENTING YOUR SHARES.

         Until certificates representing the shares you purchase are delivered upon expiration of the rights offering, you will not be able to resell your shares. Certificates representing the shares you purchase will be delivered as soon as practicable after expiration of the rights offering. However, during this interim time period, you may sustain an immediate unrealized loss on your investment if our stock price declines below the offering price.

         PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE NET TANGIBLE ASSET DILUTION AND MAY EXPERIENCE FURTHER DILUTION FROM THE FUTURE EXERCISE OF STOCK OPTIONS OR FROM FUTURE STOCK OFFERINGS.


         We expect that the offering price of our common stock in this offering will be substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, if the offering is successful, purchasers of common stock in the offering will experience immediate and substantial dilution of approximately $.40 in net tangible book value per share, or approximately 80% of the assumed public offering price of $.50 per share. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants. See "Dilution" at page 14 for further discussion of the dilution that new investors will incur.


         Finally, if we raise additional funds by issuing equity or convertible debt securities, your percentage ownership may be further diluted. Any securities issued could have rights, preferences and privileges senior to our common stock.

         OUR BYE-LAWS CONTAIN PROVISIONS WHICH MAY LIMIT A SHAREHOLDER'S EFFORTS TO INFLUENCE OUR POLICIES AND PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY.

         Bye-Law 1 provides that any matter to be voted on at any meeting of shareholders must be approved not only by a simple majority of the shares voted at such meeting, but also by a majority of the shareholders present in person or by proxy and entitled to vote at the meeting. This provision may have the effect of making it more difficult to take corporate action than customary "one share one vote" provisions, because it may not be possible to obtain the necessary majority of both votes. As a consequence, Bye-Law 1 may make it more difficult that a takeover of the company will be consummated, which could prevent the company's shareholders from receiving a premium for their shares. In addition, an owner of a substantial number of shares of our common stock may be unable to influence our policies and operations through the shareholder voting process (e.g., to elect directors).

         Our Bye-Laws also require the approval of 75% of the voting shareholders and of the voting shares for the consummation of any business combination (such as a merger, amalgamation or acquisition proposal) involving our company. This higher vote requirement may deter business combination proposals which shareholders may consider favorable.

         YOU MAY FACE OBSTACLES TO BRINGING SUIT IN BERMUDA AGAINST OUR OFFICERS AND DIRECTORS.

         We are a Bermuda company and certain of our directors and officers are residents of Bermuda and are not citizens of the United States. As a result, it may be difficult for investors to effect service of process on us or on these directors and officers within the United States or to enforce against these directors and officers judgments of U. S. courts predicated on the civil liabilities under the federal securities laws. If investors are unable to bring such suits, they may be unable to recover a loss on their investment resulting from any violations of the federal securities laws.

         There is no precedent for, and therefore no assurance that, the courts in Bermuda would enforce civil liabilities, whether in original actions in Bermuda or in the form of final judgments of U. S. courts, arising under the federal securities laws against us or the persons signing this registration statement. In addition, there is no treaty in effect between the U. S. and Bermuda providing for the enforcement of civil liabilities and there are grounds upon which Bermuda Courts may not enforce judgments of U. S. courts. In addition, some remedies available under the laws of U. S. jurisdictions, including some remedies available under the United States federal securities laws, may not be allowed in Bermuda courts as contrary to that nation's public policy.

         OUR DIVIDEND POLICY COULD DEPRESS OUR STOCK PRICE.


         We have never declared or paid dividends on our common stock and do not anticipate declaring or paying any dividends in the foreseeable future. We plan to retain any future earnings to reduce our deficit accumulated during the development stage of $36,549,000 at March 31, 2002 and to finance our operations. As a result, our dividend policy could depress the market price for our common stock.


         ANY DIVIDENDS ARE SUBJECT TO A 30% WITHHOLDING TAX.

         We are a Bermuda corporation. Bermuda currently imposes no taxes on corporate income or capital gains realized outside of Bermuda. However, any dividends we receive from Coastal Petroleum are subject to a 30% United States withholding tax. As a result, our investors may realize a smaller rate of return on their investment in our common stock.


         OUR COMMON STOCK MAY BE DELISTED FROM THE BOSTON STOCK EXCHANGE.



         We are currently not in compliance with certain of the listing requirements of the Boston Stock Exchange. We currently fail to meet the Exchange's requirements of total assets of $1,000,000 and shareholders' equity of $500,000. The Exchange has advised us that if these deficiencies are not remedied it will result in the suspension of trading in our common stock and delisting of the stock from the Exchange. If this occurs, the market for and liquidity of our common stock will be adversely affected.

RISKS RELATED TO OUR INDUSTRY

         THE STATE OF FLORIDA HAS STATED THAT ITS POLICY IS NOT TO PERMIT OIL AND GAS DRILLING OFFSHORE FLORIDA AND THE STATE HAS DENIED COASTAL PETROLEUM A PERMIT WITH RESPECT TO ITS ST. GEORGE'S ISLAND PROSPECT. CONSEQUENTLY, WE DO NOT BELIEVE THAT THE STATE OF FLORIDA WILL GRANT DRILLING PERMITS TO COASTAL PETROLEUM WITH RESPECT TO ITS LEASES. IN THE UNLIKELY EVENT THAT THE STATE EVER DOES GRANT COASTAL PETROLEUM A DRILLING PERMIT, COASTAL PETROLEUM WOULD HAVE TO CONTEND WITH OTHER RISKS.

         After obtaining a state drilling permit, Coastal Petroleum would have to do the following:

         -        obtain a federal drilling permit;

         - finance drilling of the well (including the cost of the recommended surety), which is currently estimated to cost approximately $5.5 million; and

         - begin drilling the well within one year of the date the state permit is issued.

         We may be unable to obtain the necessary federal permits or we may be unable to finance and commence drilling operations in a timely manner.

         If we fail to discover and develop sufficient oil and gas reserves, we would be unable to generate sufficient revenues to cover our costs and might have to curtail, suspend or cease our business operations.

         Drilling activities involve numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of adverse conditions beyond our control. Poor results from our exploration and drilling activities could prevent us from developing sufficient oil and gas reserves at a commercially acceptable cost.

         COMPLIANCE WITH ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATIONS COULD BE COSTLY.

         Our operations and right to obtain interests in and hold properties or to conduct our business might be affected to an unpredictable extent by limitations imposed by the laws and regulations which are now in effect or which might be adopted by the jurisdictions in which we carry on our business.

         Further measures that have been or might be imposed include increased bond requirements, conservation, proration, curtailment, cessation or other forms of limiting or controlling production of hydrocarbons or minerals, as well as price controls or rationing or other similar restrictions. In particular, environmental control and energy conservation laws and regulations adopted by federal, state and local authorities may have to be complied with by leaseholders such as Coastal Petroleum.

         WE FACE STRONG COMPETITION FROM LARGER OIL AND GAS COMPANIES THAT MAY IMPAIR OUR ABILITY TO CARRY ON OPERATIONS.

         If we receive the necessary state and federal permits to conduct operations, we will operate in the highly competitive areas of oil and gas exploration, development and production. We might not be able to compete with, or enter into cooperative relationships with, our potential competitors, which include major integrated oil companies, substantial independent energy companies, affiliates of major interstate and intrastate pipelines and national and local gas gatherers. If we were unable to establish and maintain competitiveness, our business would be threatened.

         Many of our competitors possess greater financial, technical and other resources than we do. Factors which affect our ability to successfully compete in the marketplace include:

         -        the financial resources of our competitors;

         -        the availability of alternate fuel sources; and

         - the costs related to the extraction and transportation of oil and gas.


         CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

         In this prospectus, we make statements that relate to our future plans, objectives, expectations and intentions that involve risks and uncertainties. We have based these statements on our current expectations and projections about future events. These statements may be identified by the use of words such as "expect," "anticipate," "intend," "plan," "believe" and "estimate" and similar expressions. Any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to the safe harbor created by that Act.

         Forward-looking statements necessarily involve risks and uncertainties. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the "Risk Factors" section at page 5 and elsewhere in this prospectus. The factors set forth in the Risk

Factors section and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus.

         All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS


         The proceeds will be used for general corporate purposes, including working capital and continuation of the Florida litigation. See "Legal Proceedings" and "Our Business and Properties." Assuming all of the shares offered by this prospectus are sold at a price of $.50 per share, we will realize net proceeds (after estimated expenses of the offering of $350,000) of approximately $5,083,000. The net proceeds of the offering would be added to our general funds and would not be expressly designated for any particular purpose. However, we currently expect that the net proceeds would be used for the following purposes, assuming that we received 25%, 50%, 75% and 100%, respectively, of the offered proceeds:



                                            25%               50%              75%                100%
                                            ---               ---              ---                ----
         Litigation (including
         legal fees and experts'        $  537,635        $1,466,771        $2,775,156        $3,813,000
         costs)

         Administrative,
         accounting, legal and          $  470,750        $  900,000        $  950,000        $1,270,000
         other expenses                 ----------        ----------        ----------        ----------

         Total                          $1,008,385        $2,366,771        $3,725,156        $5,083,000



         Effective February 20, 2002, our directors, officers, legal counsel and administrative consultants have agreed to defer the payment of all of their salaries and fees until the Company has working capital of at least $1 million. The amount of this deferral, which is included in the 2002 working capital requirements of approximately $2,400,000, amounts to approximately $1,300,000 on an annual basis.


         Litigation expenses may vary depending on the progress of the cases in which we are involved. If the net proceeds are substantially less than the estimated amounts, and if we and Coastal Petroleum are unable to obtain additional funds, Coastal Petroleum may be unable to pursue the Florida litigation. If the gross proceeds of the offering do not exceed the costs of this offering, we would attempt to pay the excess costs over gross proceeds from our current assets.


         Coastal Caribbean has been making loans to Coastal Petroleum, its majority owned subsidiary, in order for Coastal Petroleum to continue the Florida Litigation and pay its operating expenses. At December 31, 2001, the amount of these loans totaled $20,826,287 (March 31, 2002 - $21,038,089) and the accumulated interest on the loans totaled $5,758,768 (March 31, 2002 - $6,161,397) for a total indebtedness of $26,585,055 (March 31, 2002 -
$27,199,486).

                                 CAPITALIZATION

         The following table shows our cash and cash equivalents, investments and total capitalization:


         -        on an actual basis as of March 31, 2002; and



         - as adjusted to reflect the sale of 10,867,082 shares of common stock offered by this prospectus at an assumed public offering price of $.50 per share, after deducting the estimated offering expenses of approximately $350,000 payable by us.


         You should read this information together with our financial statements and the notes relating to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" appearing elsewhere in this prospectus.


                                                                         AS OF MARCH 31, 2002
                                                                 ---------------------------------
                                                                    ACTUAL             AS ADJUSTED
         Cash and cash equivalents                               $    271,475         $  5,355,016
                                                                 ============         ============
         Marketable Securities                                             --                   --
         Short-Term Debt                                                   --                   --
         Long-Term Debt                                                    --                   --
         Minority Interests                                                --                   --
         Shareholders Equity:
          Common stock, par value $.12 per share:
            250,000,000 shares authorized
            43,468,329 shares outstanding
            54,335,411 shares outstanding as adjusted
          Common stock                                           $  5,216,199            6,520,249
          Capital in excess of par value                           31,497,362           35,276,853
         Deficit accumulated during the development stage         (36,549,070)         (36,549,070)
                                                                 ------------         ------------
         Total Shareholders Equity                               $    164,491         $  5,248,032
                                                                 ============         ============


The number of shares as adjusted for this offering excludes:


- 925,000 shares which may be issued upon the exercise of outstanding options held by our directors and officers as of March 31, 2002; and


- 7,800,000 shares which may be issued in the event that Lykes Minerals Corp. exercises its rights to exchange Coastal Petroleum shares for shares of our common stock.

                                    DILUTION


         You will experience immediate and substantial dilution in net tangible book value of your common stock as a result of this offering. The following table illustrates the per share dilution to purchasers of shares giving effect to the sale of all of the shares in the offering at a price of $.50 per share:



Offering price attributable to each share of common stock                 $ .50
Net tangible book value before the offering (1)                  $ .--
Increase attributable to payments for shares of common stock       .10
Pro forma net tangible book value per share after the offering              .10
Dilution to purchasers of the shares (2)(3)                               $ .40
                                                                 =====    =====



(1) We calculate net tangible book value per share by dividing the number of shares of common stock outstanding into the tangible net worth of Coastal Caribbean (tangible assets less liabilities and minority interest) outstanding at March 31, 2002.


(2) We calculate dilution to new investors by subtracting net tangible book value per share of common stock after the offering from the per share price attributable to a share of common stock purchased.


(3) This estimate of dilution does not reflect the results of operations since March 31, 2002 nor does it give any effect to the outstanding options to purchase shares of our common stock. There are 7,800,000 shares of common stock reserved which may be issued in exchange for 78 Coastal Petroleum shares. There are also 980,000 shares reserved for stock options granted to our officers, directors and consultants. Of these options, 925,000 were exercisable at March 31, 2002. If the options to acquire the 8,725,000 shares had been exercised at March 31, 2002, the dilution to purchasers would be $.39 per share. The dilution of the 7,800,000 shares does not reflect any value for the increase in ownership of Coastal Petroleum from approximately 59% to 86%.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


         The following is a discussion of certain factors affecting our results for the three months ended March 31, 2002 and 2001 and the three fiscal years ending December 31, 2001 and our liquidity and capital resources. This discussion should be read along with our consolidated financial statements and their notes, which can be found at page F-1 of this prospectus.

LIQUIDITY AND CAPITAL RESOURCES

         SHORT TERM LIQUIDITY


                  At March 31, 2002, Coastal Caribbean had approximately $271,000 of cash and cash equivalents available and this amount should be sufficient to fund the Company's operations through the second quarter of 2002 and to pay the remaining expenses associated with the proposed rights offering of approximately $114,000 (total amount of $350,000). After June 30, 2002, the Company may have to suspend or cease operations unless and until the Company can secure additional financing. In addition, an estimated minimum amount of $500,000 would be necessary to fund the Company's operations through December 31, 2002. These funds are expected to be used for general corporate purposes, including lease rental payments of approximately $60,000 annually and to continue the litigation against the State of Florida. The estimated working capital necessary to fund the Company's operations, including the costs of the litigation and the proposed rights offering, for 2002 is approximately $2,400,000. In the event that the offering of the Company's common stock is inadequate to fund the Company's capital needs, the Company intends to explore other possible funding sources, particularly the other shareholders of Coastal Petroleum. Effective February 20, 2002, the Company's directors, officers, legal counsel and administrative consultants have agreed to defer the payment of all of their salaries and fees until the Company has working capital of at least $1 million. The amount of this deferral, which is included in the 2002 working capital requirements of approximately $2,400,000, amounts to approximately $1,300,000 on an annual basis.


         Coastal Caribbean has a limited amount of working capital, has incurred recurring losses and has a deficit accumulated during the development stage. On January 16, 2001, Coastal Petroleum filed a complaint in the Leon County Circuit Court in Florida against the State of Florida seeking compensation for the State's taking of its property rights to explore for oil and gas within its Lease 224-A. The cost of that litigation has been substantial and will require the Company to obtain additional capital. On January 10, 2002, the Company filed a preliminary registration statement for the sale of its common stock. The terms of the offering have not yet been determined.

         As more fully described in Notes 1 and 4 to the consolidated financial statements, we have a limited amount of working capital, have incurred recurring losses and have a deficit accumulated during the development stage. We have been and continue to be involved in several legal proceedings against the State of Florida which has limited our ability to commence development activities on our unproved oil and gas properties or obtain compensation for certain property rights we believe have been taken. These situations raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities which may result from the outcome of this uncertainty.

         LONG TERM LIQUIDITY

         On January 16, 2001, Coastal Petroleum Company filed a complaint in the Leon County Circuit Court, Florida against the State of Florida seeking compensation for the State's taking of its property rights to explore for oil and gas within its state Lease 224-A. The Company expects that the cost of the litigation will be substantial.

         In the event that the offering of the Company's common stock referred to above is inadequate to fund the Company's capital needs, the Company intends to explore other possible funding sources, particularly the other shareholders of Coastal Petroleum.

RESULTS OF OPERATIONS


         The Company, a development stage enterprise, has never had substantial revenues and has operated at a loss each year since its inception in 1953. During the three years ended December 31, 2001 and the three months ended March 31, 2002, we spent approximately $3.0 million on legal expenses primarily for the lawsuits against the State of Florida relating to drilling permits and royalty interests.



THREE MONTH PERIOD ENDED MARCH 31, 2002 VS. MARCH 31, 2001



         The Company incurred a loss of $554,000 for the 2002 quarter, compared to a loss of $692,000 for the comparable 2001 quarter.



         INTEREST AND OTHER INCOME DECREASED 89% from $37,000 in the 2001 quarter to $4,000 in the 2002 quarter because of the lack of funds to invest.



         LEGAL FEES AND COSTS DECREASED 40% to $316,000 for the 2002 quarter, compared to $525,000 in the prior period. Legal fees and costs had increased in the 2001 period because on January 16, 2001, Coastal Petroleum Company filed a complaint in the Leon County Circuit Court, Florida against the State of Florida seeking compensation for the State's taking of its property rights to explore for oil and gas within its state Lease 224-A. In addition, Coastal Petroleum responded to the State's motions to dismiss the lawsuit. The Company expects that the cost of the litigation will continue to be substantial in the year 2002.



         ADMINISTRATIVE EXPENSES INCREASED 29% TO $194,000 in the 2002 period compared to $150,000 in the 2001 period. Auditing and accounting expenses increased during the 2002 period to $88,000 compared to $63,000 in the 2001 period because of the costs associated with various filings with the Securities and Exchange Commission.



         SALARIES DID NOT CHANGE during the periods and remained at $38,000 in the 2002 quarter.



         SHAREHOLDER COMMUNICATIONS DECREASED 40% during the 2002 period to $9,000 from $15,000 in the 2001 period because during the 2001 period the Company's public relations costs increased as a result of the filing of the taking case in January 2001.



         EXPLORATION COSTS DECREASED FROM $500 in the 2001 quarter to $0 in the 2002 quarter.

2001 VS. 2000

         WE INCURRED A LOSS OF $6,585,000 for the year 2001 compared to a loss of $1,386,000 for the year 2000.

         INTEREST INCOME AND OTHER INCOME INCREASED 24% from $63,000 in 2000 to $78,000 in 2001 because of the funds realized and invested from the October 2000 sale of common stock to our shareholders.

         LEGAL FEES AND COSTS INCREASED 164% to $1,670,000 for 2001 from $634,000 in 2000. Legal fees and costs increased in 2001 in connection with Coastal Petroleum Company's lawsuit against the State of Florida seeking compensation for the State's alleged taking of its property rights to explore for oil and gas within its state Lease 224-A. We expect that the cost of the litigation will be substantial.

         ADMINISTRATIVE EXPENSES DECREASED IN 2001 to $534,000 from $535,000 in 2000.

         SALARIES DID NOT CHANGE during the periods and remained at $152,000 in 2001.

         SHAREHOLDER COMMUNICATIONS costs decreased slightly to $106,000 in 2001 compared to $108,000 in 2000.

         EXPLORATION COSTS DECREASED FROM $20,000 in 2000 to $500 in 2001 because of the State of Florida's denial of the Company's application for a permit to drill on Lease 224-A. In 2000, Coastal Petroleum incurred expenses associated with drilling permit applications in connection with shallow test wells to comply with Coastal Petroleum's drilling obligations.

         WRITE OFF OF UNPROVED PROPERTIES TOTALED $4,202,000 IN 2001. During 2001, the Company concluded that the value of its leases has been taken and its property interests were impaired by the actions taken by the State of Florida and therefore, has recorded an impairment charge to reflect the write off of these costs. All future costs incurred in connection with the Company's Florida leases will be expensed as incurred.

2000 VS. 1999

         WE RECORDED A LOSS OF $1,386,000 FOR 2000, compared to a loss of $1,105,000 in 1999.

         INTEREST INCOME AND OTHER INCOME INCREASED 13% TO $63,000 IN 2000 from $55,000 in 1999 because more funds were available for investment during 2000 after our sale of common stock was completed in October 2000.

         LEGAL FEES AND COSTS INCREASED 56% IN 2000 to $634,000 compared to $405,000 in 1999 because in 2000 the we prepared our complaint to file in the Florida Circuit Court to claim that the Coastal Petroleum's Lease 224-A had been taken by the State of Florida. We also recorded a noncash charge to legal expense in the amount of $75,000 in connection with the issuance of a stock option grant in 2000.

         ADMINISTRATIVE EXPENSES INCREASED 13% DURING 2000 to $535,000 compared to $474,000 in 1999. During December 1999, we increased our Directors and Officers liability insurance coverage from $6.2 million to $12.2 million which increased insurance costs.

         SALARIES DECREASED 4% TO $152,000 during 2000 compared to $158,000 during 1999. An employee who has not been replaced left Coastal Petroleum during 1999.

         SHAREHOLDER COMMUNICATIONS COSTS INCREASED 5% from $103,000 in 1999 to $108,000 in 2000 because of the cost of various listing fees.

         EXPLORATION COSTS DECREASED 6% from $21,000 in 1999 to $20,000 in 2000. These miscellaneous exploration expenses do not include the exploration expenditures totaling $48,000 that were capitalized in 2000 ($24,000 in 1999).

                             MARKET RISK DISCLOSURES


         We do not have any significant exposure to market risk as the only market risk sensitive instruments are its investments in marketable securities which are classified as cash and cash equivalents. At March 31, 2002, the carrying value of such investments was approximately $200,000, the fair value was $200,000 and the face value was $200,000.

                           OUR BUSINESS AND PROPERTIES

GENERAL

         Coastal Caribbean is a company organized under the laws of Bermuda, with its principal executive offices at Clarendon House, Church Street, Hamilton, Bermuda (telephone number: 441-295-1422). Shares of our common stock are listed on the Boston Stock Exchange and also are traded over-the-counter on the "Electronic Bulletin Board" marketplace of the National Association of Securities Dealers, Inc. We rely heavily on consultants for legal, accounting and administrative services. Our principal asset is our 59.25% owned subsidiary, Coastal Petroleum, a Florida corporation.

OPERATIONS

         Coastal Petroleum is the lessee under leases with the State of Florida relating to the exploration for and production of oil, gas and minerals on approximately 3,700,000 acres of submerged lands along the Gulf Coast and under certain inland lakes and rivers. The leases provide for a working interest in approximately 1,250,000 acres and a royalty interest in approximately 2,450,000 acres covered by the leases. Coastal Petroleum has made no commercial discoveries on its leaseholds.

         Coastal Petroleum is currently involved in litigation with the State of Florida with regard to whether the State's policy against offshore drilling and denial of Coastal Petroleum's application for an oil and gas exploration drilling permit constitutes a taking of Coastal Petroleum's property for which the State must compensate Coastal Petroleum. In addition, Coastal Caribbean is a party to one additional action in which Coastal Caribbean claims that certain of its royalty interests have been confiscated by the State. During 2001, the Company actively pursued the Florida Litigation. See "Legal Proceedings".

         In 1990, the State of Florida enacted legislation that prohibits drilling or exploration for oil or gas on Florida's offshore acreage. The law does not apply to areas where Coastal Petroleum is entitled to conduct exploration. However, in those areas where Coastal Petroleum has only a royalty interest, the law effectively prohibits production of oil and gas, rendering it impossible for Coastal Petroleum to collect royalties from those areas.

BUSINESS

         Coastal Caribbean was organized in Bermuda on February 14, 1962. We are the successor to Coastal Caribbean Oils, Inc., a Panamanian corporation organized on January 31, 1953 to be the holding company for Coastal Petroleum.

         We own 59.25% of Coastal Petroleum. We are considered to be a development stage company since our exploration for oil, gas and minerals has not yielded any significant revenues. Coastal Petroleum's principal assets are its nonproducing oil, gas and mineral leases and royalty interests. In 1992, Coastal Petroleum filed an application for a permit to drill an exploration well on its property offshore Florida. In 1998, the State of Florida denied the permit application and Coastal Petroleum commenced litigation against the State appealing the denial. The permit denial was upheld by a Florida appeals court in July 2000 and Coastal Petroleum in January 2001 filed a complaint against the State of Florida seeking compensation from the State of Florida. Coastal Petroleum believes that its leases have been confiscated by the State of Florida. Coastal Petroleum also believes the leases or the potential recovery from the State of Florida are properly considered to be assets, although we have written off the costs related to its oil, gas and mineral properties. If we continue to incur significant expenses and are unable to raise additional funds to meet these expenses, we may have to cease or suspend our lawsuits and/or cease operations entirely.

         In the event that Coastal Petroleum is unsuccessful in its effort to establish that its property has been taken without compensation, the Company would likely consider the sale of its interest in Coastal Petroleum Company and a subsequent liquidation of the Company.

PROPERTIES

         Coastal Petroleum holds certain working interests in nonproducing oil, gas and mineral leases covering approximately 1,250,000 acres, and a royalty interest in approximately 2,450,000 acres, in and offshore the State of Florida. No commercial oil or gas discoveries have been made on the properties covered by these leases and Coastal Petroleum has no proved reserves of oil or gas and has had no significant production.

         In 1941, Arnold Oil Explorations, Inc., renamed Coastal Petroleum Company in 1947, entered into a contract with the Trustees of the Internal Improvement Trust Fund of the State of Florida, in whom title to publicly owned lands in the State of Florida, including bottoms of salt and fresh waters, is irrevocably vested, for the exploration of oil, gas and minerals on such lands. The Trustees and Coastal Petroleum entered into three leases in late 1944 and early 1946. The acreage covered by these leases is located for the most part along offshore areas on the Gulf Coast of Florida and in submerged lands under certain bays, inlets, riverbeds and lakes, of which Lake Okeechobee is the largest.

         In 1968, Coastal Petroleum sued the Secretary of the Army of the United States in a permitting dispute. In 1969, as part of that litigation, the Trustees claimed that the leases were invalid and had been forfeited. Coastal Petroleum and the Trustees settled their disagreement on January 6, 1976.

         Under the terms of the 1976 settlement agreement, the two leases (224-A and 224-B) bordering the Gulf Coast were divided into three areas, each running the entire length of the coastline from Apalachicola Bay to the Naples area:

- The inner area, including rivers, bays, and harbors, extends seaward from the Florida shoreline a distance of 4.36 statute miles (5,280 feet per statute mile) into the Gulf, covers approximately 2.25 million acres, and is subject to a royalty interest payable to Coastal Petroleum. This interest is a 6.25% royalty on the wellhead value of all oil and gas, 25 cents per long ton on sulphur, receivable in cash or in kind at Coastal Petroleum's option, and a 5% royalty on production or the market value of other minerals.

- The middle area, which was three statute miles wide and contained more than 800,000 acres, was released by Coastal Petroleum to the Trustees, and Coastal Petroleum has no further interest in the area.

- Coastal Petroleum presently owns a 100% working interest in the outside area, which extends seaward an additional three statute miles and borders federal offshore acreage. This area, exceeding 800,000 acres, remains subject to royalties payable to the State of Florida of 12.50% on oil and gas, $.50 per long ton of sulphur and 10% on other minerals. The Florida legislature has enacted statutes designed to protect the Big Bend Seagrass Aquatic Preserve, an area covering approximately one quarter of Coastal Petroleum's working interest area. However, the legislation and legislative history recognize and preserve Coastal Petroleum's prior rights as granted by the leases.

         Coastal Petroleum retains a 100% working interest in 450,000 acre Lake Okeechobee which is a part of Lease 248 and which is also subject to royalties payable to the State of Florida of 12.50% on oil and gas, $.50 per long ton of sulphur and 10% on other minerals. Under the settlement with the State of Florida in 1976, Coastal Petroleum agreed not to conduct exploration, drilling or mining operations on Lake Okeechobee without the prior approval of the State. As to the balance of this lease, covering approximately 200,000 acres, Coastal Petroleum retains royalty interests of 6.25% on oil, gas and sulphur and 5% on other minerals.

         Under the 1976 settlement agreement with the Trustees, the three leases have a term of 40 years beginning from January 6, 1976 and require the payment of an annual rental of $59,247; if oil, gas or minerals are being produced in economically sustainable quantities at January 6, 2016, these operations will be allowed to continue until they become uneconomic. Further, the settlement agreement provides that the drilling requirements shall be governed by Chapter 20680, Laws of Florida, Acts of 1941, and that all other drilling requirements are waived. Under the 1941 Act, a lessee is required to drill at least one test well on lands leased in each five year period under the term of the lease. Coastal Petroleum believes it is current in fulfilling its drilling requirements. Drilling requirements of Lease 224-A have been satisfied through the five year obligation period ending August 2, 2004. The State of Florida has refused Coastal Petroleum the right to drill on Lease 248 since August 10, 1986. Drilling requirements of Lease 224-B have been satisfied through the five year obligation period ended October 31, 2000. The next obligation period expires on October 31, 2005.


         The following charts reflect the acreage and annual rental obligations resulting from the 1976 settlement agreement with the Trustees and the approximate acreage under lease at March 31, 2002:



                                               Acreage
                                        Working      Royalty              Annual
                                        Interest     Interest             Rental
                                        --------     --------             -------
224-A and 224-B                           800,000    2,250,000            $39,261
248                                       450,000      200,000             19,986
                                        ---------    ----------           -------
                                        1,250,000    2,450,000            $59,247
                                        =========    =========            =======


                                                    Acreage under lease at March 31, 2002
                              ---------------------------------------------------------------------------
                                       Gross Acres (*)                              Net Acres (**)
                              -------------------------------             -------------------------------
                              Undeveloped           Developed             Undeveloped           Developed
Working Interest               1,250,000               -0-                 1,250,000               -0-
Royalty interest               2,450,000               -0-                   153,125               -0-
                               ---------               ---                 ---------               ---
  Total                        3,700,000               -0-                 1,403,125               -0-
                               =========               ===                 =========               ===


*        A gross acre is an acre in which a working interest is owned.

** A net acre is when the sum of fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions.

COMPETITIVE CONDITIONS IN THE BUSINESS.

         Competition in the oil and gas industry is intense. We must compete with companies which have substantially greater resources available to them. In addition, the industry as a whole must compete with other industries in supplying the energy needs of commerce and the general public. Furthermore, competitive conditions may be substantially affected by energy legislation which may be adopted in the future.

ENVIRONMENTAL REGULATION.

         The operations of Coastal Caribbean and its right to obtain interests in and hold properties or to do business may be affected to an unpredictable extent by limitations imposed by the laws and regulations which are now in effect or which may be adopted by the jurisdictions in which the Coastal Petroleum carries on its business. Further measures that have been or might be imposed include increased bond requirements, conservation, proration, curtailment, cessation or other forms of limiting or controlling production of hydrocarbons or minerals, as well as price controls or rationing or other similar restrictions. In particular, environmental control and energy conservation laws and regulations adopted by federal, state and local authorities may have to be complied with by leaseholders such as Coastal Petroleum. It is not possible to predict the nature of any further legislation or regulation that might ultimately be adopted or its effects upon the future operations of Coastal Caribbean or Coastal Petroleum.

EMPLOYEES

         We currently have only two employees. We rely heavily on consultants for legal, accounting, geological and administrative services. We use consultants because it is more cost effective than employing a larger full time staff.

The following graphic presentation has been omitted, but the following is a description of the omitted material:

       Map showing Coastal Petroleum's Lease Areas in the State of Florida

DISCLOSURE CONCERNING OIL AND GAS

UNDEVELOPED ACREAGE


         The Company's undeveloped acreage as of December 31, 2001 and March 31, 2002 was as follows:


                                    Gross Acres      Net Acres
         Working Interest           1,250,000        1,250,000
         Royalty Interest           2,450,000          153,125
                                    ---------        ---------
         Total                      3,700,000        1,403,125
                                    =========        =========

DRILLING ACTIVITY


         There was no drilling activity on our properties during the year 2001 or during the three months ended March 31, 2002.


ROYALTIES AND OTHER INTERESTS

         In addition to royalties payable to the State of Florida as set forth above, Coastal Petroleum's leases are subject to several royalties and other interests. The leases are presently subject to overriding royalties aggregating 1/16 as to oil, gas and sulphur and 13/600ths as to minerals other than oil, gas and sulphur.

         We also have granted to certain officers, directors, counsel and consultants of Coastal Petroleum and Coastal Caribbean the right to receive a percentage of the net recoveries from the Florida Litigation. See "Legal Proceedings" at page 24 and "Certain Business Relationships" at page 33.

MINERAL RIGHTS

         Coastal Petroleum's Leases 224-A, 224-B and 248 were determined by a Florida State court in 1960 to cover not only oil, gas and sulphur, but also all other minerals. Subsequent litigation has held that these other minerals do not embrace certain deposits of shell accumulated on water bottoms which had not yet become mineral, and that Lake Hancock is not within the area covered by Lease 224-B. Under the 1976 settlement agreement with the State of Florida, Coastal Petroleum retains a 5% royalty with respect to mineral production. However, it cannot conduct mining operations in 450,000-acre Lake Okeechobee without the prior approval of the State of Florida. Although Coastal Petroleum had conducted limited mineral exploration activities on its leases, the courts during the 1980's limited its rights to mine minerals. Coastal Petroleum has no independent knowledge of commercial deposits on its leases. Furthermore, Coastal Petroleum does not anticipate that the State would allow the open pit mining and heavy industrial activity that would be necessary to remove any minerals if they were to be present, given the State's objection to a single bore hole for an exploratory oil and gas well.

                                LEGAL PROCEEDINGS


FLORIDA LITIGATION


         Coastal Petroleum has been involved in various lawsuits for many years. Coastal Petroleum's current litigation now involves one basic claim: whether the State's offshore drilling policy and its denial of a permit constitute a taking of Coastal Petroleum's property. In addition, Coastal Caribbean is a party to another action in which Coastal Caribbean claims that certain of its royalty interests have been confiscated by the State.


LEASE TAKING CASE (224-A)


         On January 16, 2001, Coastal Petroleum filed a complaint in the Leon County Circuit Court, Florida against the State of Florida seeking compensation for the State's taking of its property rights to explore for oil and gas within its state Lease 224-A. The lease encompasses more than 400,000 acres off the West coast of Florida in the Gulf of Mexico.

         Coastal Petroleum claims that the State of Florida has taken Lease 224-A by denying Coastal Petroleum a permit to drill an offshore exploration well near St. George Island in the Gulf of Mexico. The history of the litigation between Coastal Petroleum and the State of Florida relating to the denial of the drilling permit is set forth under the caption "Drilling Permit Litigation." Coastal Petroleum maintains that the State has effectively taken Coastal Petroleum's lease by depriving Coastal Petroleum of all or substantially all of the economically viable use of its constitutionally protected property.

         The State claims that there has been no taking of Coastal Petroleum's property which justifies compensation. The State asserts several affirmative defenses, including that:

         (a) Coastal Petroleum is barred from litigating issues which it has litigated in prior cases against the State and other parties;

         (b) Coastal Petroleum's leases are not constitutionally protected property which can be the subject of an inverse condemnation claim, relying in part on earlier litigation;

         (c) Coastal Petroleum's claim that its property has been taken is not ripe for legal consideration because Coastal Petroleum has not applied to drill on other locations on its leaseholds;

         (d) The statute of limitations bars any allegation by Coastal Petroleum that an action taken by any state entity prior to January 16, 1997 constitutes a taking of Coastal Petroleum's alleged property interest;

         (e) Coastal Petroleum has no right to drill for oil on Lease 224-A which can be taken because it does not have the permit which it agreed to obtain pursuant to the 1976 Memorandum of Settlement.

         On March 5, 2001, the State filed a Motion to Dismiss Coastal Petroleum's complaint, which was denied by the Court on April 26, 2001. After the Motion was denied, discovery, which had been suspended pending the outcome of the Motion to Dismiss, resumed. Some depositions have now been taken, documents have been exchanged and discovery is expected to continue until the court mandated cutoff date of August 25, 2002. A motion for summary judgment by the State of Florida in the taking lawsuit is scheduled to be heard by the Leon County Circuit trial judge on June 13, 2000.

         On November 27, 2001, the Leon County Circuit Court set a trial date of September 30, 2002. The Court has set aside two weeks for the trial on the issue of whether the State has taken Coastal Petroleum's lease. If the Court rules in Coastal Petroleum's favor, there will then be a second trial before a jury to determine the amount of compensation to be awarded. Both the decision of the Court and any decision of a jury are subject to appeals by any of the parties to the litigation.


         A motion for summary judgment by the State of Florida in the takings lawsuit is scheduled to be heard by the Leon County Circuit Court trial judge on June 13, 2002.



ANCILLARY MATTERS TO LEASE TAKING CASE (224-A)


         On February 13, 2001, certain holders of royalties pertaining to Lease 224-A filed a Motion to Intervene as Additional Plaintiffs. On April 24, 2001, the Leon County Circuit trial judge granted certain royalty holders with overriding royalties, which aggregate approximately 4% on State Lease 224-A, the right to intervene on a limited basis in the takings lawsuit. On May 22, 2001, the royalty holders appealed the Circuit Court's order granting them limited intervention to the First District Court of Appeal, claiming the order denied them the right to fully participate in the case until after final judgment and that the court erroneously found that the royalty holders lack an ownership interest in Coastal Petroleum's lease. On June 12, 2001, the Court of Appeal ordered the royalty holders to show cause why the appeal should not be dismissed for lack of jurisdiction. The royalty holders filed a response to the Court of Appeal on June 21, 2001, Coastal Petroleum filed its reply on July 2, 2001 and the State of Florida filed its reply on July 5, 2001. The Court of Appeal is currently considering the matter.

         Counsel for the appealing royalty holders has advised Coastal Petroleum that the royalty holders' position is that their interest is worth substantially more than 4% of whatever judgment may be awarded to Coastal Petroleum in the litigation and that they intend to make a claim against any recovery Coastal Petroleum may obtain in the litigation. Coastal Petroleum has informed the Circuit Court and counsel for the royalty holders that Coastal Petroleum is not making any claim in the litigation on behalf of any interest the royalty holders may have.

NO ASSURANCES

         There is no assurance that Coastal Petroleum will be successful on the merits of its claims, which the State of Florida is vigorously defending. There is also no assurance that Coastal Petroleum will receive a ruling that its Lease 224-A has been taken or that if compensation is awarded it will be awarded in the amount sought by Coastal Petroleum.

DRILLING PERMIT LITIGATION

         In 1992, Coastal Petroleum applied to the Florida Department of Environmental Protection (the "DEP") for a permit to drill an exploratory oil and gas well off Apalachicola, Florida. The proposed well would be located in an area included within Lease 224-A. The DEP subsequently denied the application for issuance of a drilling permit for various reasons and imposed a $1.9 billion bond. Coastal Petroleum appealed the actions of the DEP to the Florida First District Court of Appeal ("Court of Appeal"). After two decisions by the Court of Appeal in favor of Coastal Petroleum, the Florida Supreme Court in July 1996 denied the DEP's petition to review an April 1996 Court of Appeal decision. The Florida Supreme Court had also refused to review an earlier Court of Appeal decision.

         On August 16, 1996, the DEP notified Coastal Petroleum that it was prepared to issue the drilling permit subject to Coastal Petroleum publishing a Notice of Intent to Issue ("Notice") the permit. The Notice allowed interested parties to request administrative hearings on the permit.

         On May 28, 1997, the Oil and Gas Drilling Bill (SB550) was enacted in Florida. The legislation requires that a surety be based on the projected cleanup costs and possible natural resource damage associated with offshore drilling as estimated by the DEP and as established by the Administration Commission (the "Commission") which is comprised of the Governor of Florida and the Cabinet. Previously, the required surety was satisfied by a payment of $4,000 to the Mineral Trust Fund in the first year, with a maximum $30,000 per year and a payment of $1,500 per well for each subsequent year. On September 9, 1997, the State of Florida set a new surety amount of $4.25 billion as a precondition for the issuance of the drilling permit.

         On October 20, 1997, a public hearing on the permit application convened and concluded on November 6, 1997. The hearing included the Company's appeal of the $4.25 billion surety requirement. On April 8, 1998, a Florida Administrative Law Judge recommended that Coastal Petroleum was entitled to a drilling permit with the requirement of a $225 million surety. On May 13, 1998, the Commission rejected the $225 million surety and remanded the proceedings to the Administrative Law Judge with instructions to recalculate the surety amount.

         On May 22, 1998, the DEP denied the permit to Coastal Petroleum to drill an offshore exploration well near St. George's Island. Coastal Petroleum appealed both the denial of the permit by the DEP and the imposition of the surety to the Court of Appeal.


         On October 6, 1999, the Court of Appeal ruled that the DEP has the authority to deny Coastal Petroleum's drilling permit for its St. George Island prospect, provided that Coastal Petroleum receives just compensation for what has been taken. The State of Florida and certain Florida environmental groups filed on November 1, 1999 a joint motion for clarification, rehearing, or certification with respect to that decision, asking the Court of Appeal, among other things, to clarify that the question of whether there has been a taking of Coastal Petroleum's leases should be determined in the Circuit Court. On June 26, 2000, the Court of Appeal denied all of the State's motions and stated that the issue of whether the denial of a permit constituted a "taking" was not before the Court. The Court declined to rule on the merits of the taking issue and stated that the issue was a matter for the Circuit Court. On January 16, 2001, Coastal Petroleum Company filed a complaint in the Leon County Circuit Court, Florida against the State of Florida seeking compensation for the State's taking of its property rights to explore for oil and gas within its state Lease 224-A. That complaint is described above under the caption. Lease Taking Case (224-A).


OTHER PERMIT APPLICATIONS

         On February 25, 1997 Coastal Petroleum filed 12 additional applications for drilling permits. Coastal Petroleum objected to certain requests for additional data by the Florida DEP. On March 26, 1999, an administrative law judge upheld the DEP's requirements. The First District Court of Appeal affirmed the decision of the administrative law judge on February 29, 2000.


         In order to more fully permit the Apalachicola Reef Play, which includes the St. George Island prospect, on October 29, 1998, Coastal Petroleum filed four additional permit applications (1310-1313). The DEP also requested additional data for these applications. As of May 29, 2002, Coastal Petroleum has not yet submitted the requested data. Although these applications are still pending, Coastal Petroleum does not believe the DEP will ever grant these permits.



LEASE TAKING CASE (224-B)



         On May 21, 2002, Coastal Petroleum filed a complaint in the Leon County Circuit Court, Florida against the State of Florida seeking compensation for the State's taking of its property rights to explore for oil and gas within its State Lease 224-B. The lease encompasses more than 400,000 acres off the West Coast of Florida in the Gulf of Mexico.


COASTAL CARIBBEAN ROYALTY LITIGATION


         The offshore areas covered by Coastal Petroleum's original leases (prior to the 1976 Settlement Agreement) are subject to certain other royalty interests held by third parties, including Coastal Caribbean. On April 20, 1994, several of those third parties, including Coastal Caribbean, which has approximately a 12% interest in any recovery, have instituted a separate lawsuit against the State of Florida in the 5th Judicial Circuit in Fernando County. That lawsuit claims that the royalty holders' interests have been confiscated as a result of the State's actions discussed above and that they are entitled to compensation for that taking. The royalty holders were not parties to the 1976 Settlement Agreement, and the royalty holders contend that the terms of the Settlement Agreement do not protect the State from taking claims by those royalty holders. The case was subsequently transferred to the 2nd Judicial Circuit in Leon County and it is currently pending before the Circuit Court in Tallahassee. On December 2, 1999, the Circuit Court denied the State's motion to dismiss the plaintiffs' claim of inverse condemnation but dismissed several other claims.


         On May 10, 2000, the State filed a motion for summary judgment but no hearing date has been set for the motion. Discovery is proceeding.

         Any recovery made in the royalty holders' lawsuit would be shared among the various plaintiffs in that lawsuit, including Coastal Caribbean, but not Coastal Petroleum.

COUNSEL

         The Tampa, Florida law firm of Gaylord Merlin Ludovici Diaz & Bain is Coastal Petroleum's principal trial counsel in Coastal Petroleum's inverse condemnation claim against the State of Florida in Florida Circuit Court. Mr. Cary Gaylord is the lead attorney for Gaylord Merlin. Mr. Gaylord, age 55, has extensive experience in eminent domain and property rights matters. He is a 1969 graduate of the United States Military Academy and a 1974 graduate of the University of Florida Law School.

         In addition, Mr. Robert J. Angerer of Angerer & Angerer of Tallahassee, Florida is assisting Gaylord Merlin in the litigation. Mr. Angerer, age 55, is a 1969 graduate of the University of Michigan and received his law degree with high honors from Florida State University in 1974.

STATUTORY ATTORNEYS' FEES

         Chapter 73 of Florida law provides in eminent domain proceedings (which would include Coastal Petroleum's taking claim) that, in addition to the award made to the property owner, the court shall award attorneys' fees based on the difference between the final judgment or settlement and the first written offer made to the property owner by the State in accordance with the following schedule:

         1.       Thirty-three percent of any difference up to $250,000; plus

         2. Twenty-five percent of any portion of the difference between $250,000 and $1 million; plus

         3. Twenty percent of any portion of the difference exceeding $1 million.

CONTINGENCY FEES

         In 1990, Coastal Petroleum considered that the following firms or individuals were important to the success of the litigation against the State of Florida and agreed to pay them an aggregate of 8.65% in contingent fees based on any net recovery from execution on or satisfaction of judgment or from settlement of the Florida litigation:

                                                             Relationship to
                                                            Coastal Petroleum             Net Recovery
                         Holder                              at Date of Grant              Percentage
                ---------------------------             -------------------------         ------------
                   Reasoner, Davis & Fox                     Special Counsel                  2.00
                     Robert J. Angerer                     Litigation Counsel                 1.50
                     Benjamin W. Heath                    Chairman of the Board               1.25
                      Phillip W. Ware                           President                     1.25
                    Murtha Cullina LLP                      Corporate Counsel                 1.00
                Ausley & McMullen, P.A. (*)                  Special Counsel                   .75
                      James R. Joyce                       Assistant Treasurer                 .30
                    Arthur B. O'Donnell                 Vice President/Treasurer               .30
                     James J. Gaughran                          Secretary                      .30
                                                                                              ----
                           Total                                                              8.65
                                                                                              ====


         (*) Interest was granted in 1996.

         In addition, Coastal Petroleum has agreed to pay Gaylord Merlin a contingent fee equal to the greater of:

         (a) approximately 90% of the statutory award of attorneys' fees (discussed above), less the hourly fees paid to Gaylord Merlin, or

         (b) ten percent of the first $100 million or portion thereof of the compensation received by Coastal Petroleum from the State as compensation for the taking of its property, plus five percent of such compensation in excess of $100 million, less the hourly fees paid to Gaylord Merlin and other costs of the litigation.

         Each of the individuals and entities to whom contingent fees were granted were, at the time of grant, actively involved in the litigation. The contingencies were granted as an incentive to, and in consideration of, the continued involvement of those individuals and entities.

UNCERTAINTY

         Coastal Petroleum or Coastal Caribbean may not prevail on any of the issues set forth above and may not recover compensation for any of their claims. In addition, even if Coastal Petroleum were to prevail on any or all of the issues to be decided, Coastal Caribbean or Coastal Petroleum may not have sufficient financial resources to survive until such decisions become final. In the unlikely event that the State of Florida were to grant a permit to drill any wells for which applications have been filed, the wells drilled may not be successful and may not lead to production of any oil or gas in commercial quantities.

                                 OUR MANAGEMENT

OUR DIRECTORS AND EXECUTIVE OFFICERS

         Our board of directors includes six members, two of whom, Messrs. Heath and Ware, also serve as executive officers. The board is divided into three classes, with each class serving a term of office of three years.

      NAME                             POSITION                            BIOGRAPHICAL INFORMATION
CLASS OF 2002

Benjamin W. Heath                      Director          Mr. Heath has been a director since 1962.  He also serves
                                       President         as Chairman and a director of Coastal Petroleum.  He is
                                                         also a director of Canada Southern Petroleum Ltd.  Age
                                                         eighty-six.

Phillip W. Ware                        Director          Mr. Ware, a geologist, has been President and a director of
                                    Vice President       Coastal Petroleum since 1985.  Mr. Ware has been a director since 1985.  Age fifty.
CLASS OF 2003

Graham B. Collis                       Director          Mr. Collis, a director since 1998, has been a member of the
                                       Secretary         law firm of Conyers Dill & Pearman, Hamilton, Bermuda, our
                                    Audit Committee      Bermuda counsel since 1995.  Age forty-one.

John D. Monroe                         Director          Mr. Monroe is a real estate broker and was formerly
                                    Audit Committee      President of a real estate brokerage and development firm
                                                         in Naples, Florida. Mr. Monroe, a director since 1981, is
                                                         also a director of our subsidiary, Coastal Petroleum. Age
                                                         seventy-five.
CLASS OF 2004

Nicholas B. Dill                       Director          Mr. Dill has been a consultant to the law firm of Conyers
                                                         Dill & Pearman, Hamilton, Bermuda, our Bermuda counsel
                                                         since 2000.  Previous, Mr. Dill had been a member of the
                                                         firm for many years.  Mr. Dill, a director since 1997, is
                                                         also a director of Worldwide Securities Ltd, Bermuda
                                                         Electric Light Co. Ltd., Bermuda Waterworks Ltd. and SAL
                                                         Ltd.  Age sixty-eight.

      NAME                             POSITION                            BIOGRAPHICAL INFORMATION
Timothy L. Largay                      Director          Timothy L. Largay has been a partner in the law firm of
                                Vice President and       Murtha Cullina LLP, Hartford, Connecticut since 1974.  He
                                  Assistant Secretary    was elected a director and Vice President of the Company on
                                                         January 15, 2001.  Mr. Largay is also a director and
                                                         Secretary of Canada Southern Petroleum Ltd. and a director of Magellan Petroleum Corporation.  Murtha Cullina has been retained by the Company for more than five years and is
                                                         being retained during the current year.  Age fifty-eight.

         Our other executive officer is the Chief Financial Officer. All of the officers of Coastal Caribbean are elected annually by the board and report directly to it.

James R. Joyce                   Treasurer, Assistant    Mr. Joyce has been our Treasurer, Assistant Secretary and
                                  Secretary and Chief    Chief Financial Officer since 1994. He is also President,
                                   Financial Officer     Chief Financial Officer and a director of Magellan
                                                         Petroleum Corporation. Mr. Joyce is President of G&O'D INC,
                                                         a firm that provides accounting and administrative
                                                         services, office facilities and support to Coastal
                                                         Caribbean and other clients.  Age sixty-one.

         Only Messrs. Heath and Ware received direct compensation for their services as officers of Coastal Caribbean or Coastal Petroleum. Mr. Heath and Mr. Ware devote approximately 50% and 100% respectively of their professional time to the business and affairs of Coastal Caribbean and Coastal Petroleum. The other non-executive officers devote a small percentage of their professional time as officers on behalf of the companies except for Mr. Joyce, who devoted approximately 27% of his time during the year 2001.

         All of the named companies are engaged in oil, gas or mineral exploration and/or development except where noted. The business experience described for each director or executive officer above covers the past five years.

         We are not aware of any arrangements or understandings between any of the individuals named above and any other person by which any of the individuals named above was selected as a director and/or executive officer. We are not aware of any family relationship among the officers and directors of Coastal Caribbean or its subsidiary.

COMMITTEES OF OUR BOARD OF DIRECTORS

BOARD OF DIRECTORS; COMMITTEES; ATTENDANCE

      The only standing committee of the Board is the Audit Committee which is comprised of Mr. Graham B. Collis and Mr. John D. Monroe. The Audit Committee is governed by an Audit Committee Charter which requires the committee to perform the following functions:

      (1) to recommend the particular persons or firm to be employed by Coastal Caribbean as its independent auditors;

      (2) to consult with the persons or firm so chosen to be the independent auditors with regard to the plan of audit;

      (3) to review, in consultation with the independent auditors, their report of audit, or proposed report of audit, and the accompanying management letter, if any; and

      (4) to consult with the independent auditors (periodically, as appropriate, out of the presence of management) with regard to the adequacy of internal controls.

      The full Board of Directors performs the functions that would be performed by the nominating and compensation committees. A stock option committee is appointed periodically.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      The Board of Directors of Coastal Petroleum consists of three persons, Mr. Heath, Mr. Ware and Mr. Monroe. The entire Coastal Petroleum Board of Directors performs the functions that would be performed by a compensation committee. Benjamin W. Heath is President and a director of Coastal Caribbean. He is also Chairman and a director of Coastal Petroleum and is compensated only by Coastal Petroleum. Phillip W. Ware is Vice President and a director of Coastal Caribbean. He is also President and a director of Coastal Petroleum and is compensated only by Coastal Petroleum.

COMPENSATION OF DIRECTORS

      All of our directors except for directors who are also executive officers receive annual directors' fees in the amount of $22,500. For the year 2001, Messrs. Collis, Dill, and Monroe each received directors' fees of $22,500 and Mr. Largay received $21,263 in fees. Effective February 20, 2002, Messrs. Collis, Dill, Largay and Monroe will defer the payment of all of their directors' fees until our working capital is at least $1 million.

EXECUTIVE COMPENSATION

      The following table sets forth certain summary information concerning the compensation of our two executive officers. No other executive officer earned compensation in excess of $100,000 during the year 2001.

                           SUMMARY COMPENSATION TABLE

                            Annual Compensation      Long Term
                                                   Compensation
         Name and                                      Award        All Other
    Principal Position        Year    Salary ($)   Options/SARs(#) Compensation($)
    ------------------        ----    ----------   --------------- ---------------
Benjamin W. Heath,            2001      40,000              --        18,075 (1)
President and Chief           2000      40,000         100,000        15,600 (1)
Executive Officer             1999      40,000              --        15,550 (1)
Phillip W. Ware, Vice         2001      92,000              --        13,800 (2)
President                     2000      92,000         100,000        13,800 (2)
                              1999      92,000              --        13,800 (2)


(1) Reimbursement for office expenses $12,075 in 2001, $9,600 in 2000, and $9,550 in 1999, and payments to a SEP-IRA pension plan $6,000 in 2001, 2000 and 1999.

(2)  Payment to SEP-IRA pension plan.

STOCK OPTIONS

      The following table provides information about unexercised stock options held by the Named Executive Officers at December 31, 2001:

          AGGREGATED OPTION/SAR EXERCISES IN 2001 AND DECEMBER 31, 2001
                                OPTION/SAR VALUES

                           Shares                          Number of Securities             Value of Unexercised
                          Acquired         Value          Underlying Unexercised                In-The-Money
                        On Exercise      Realized            Options/SARs (#)                 Options/SARs ($)
                            (#)            ($)             at December 31, 2001             at December 31, 2001
                            ---                            --------------------             --------------------
         Name                                           EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
         ----                                           -----------    -------------    -----------    -------------

Benjamin W. Heath           -0-             -0-           100,000              --          9,000             --
Benjamin W. Heath           -0-             -0-            45,000              --           -0-              --

Phillip W. Ware             -0-             -0-           100,000              --          9,000             --
Phillip W. Ware             -0-             -0-            72,000              --           -0-              --

                         CERTAIN BUSINESS RELATIONSHIPS

G&O'D INC


      During the year 2001, G&O'D INC charged us a total of $135,573 for accounting and administrative services, office facilities and support staff which includes two full time and two part time persons. During the three months ended March 31, 2002, G&O'D billed us fees in the amount of $60,128. Mr. James
R. Joyce, the Company's Treasurer and Assistant Secretary, owns the firm of G&O'D whose fees are based on the time spent in performing services for us.

      There is no written agreement between G&O'D and the Company. The Company believes that the arrangement with G&O'D is as favorable to the Company as could be obtained from an unaffiliated third party.

ROYALTY INTERESTS

      The State of Florida oil, gas and mineral leases held by Coastal Petroleum on approximately 3,700,000 acres of submerged lands along the Gulf Coast and certain inland lakes and rivers are subject to certain overriding royalties aggregating 1/16th as to oil, gas and sulphur, and 13/600ths as to minerals other than oil, gas and sulphur. Of the overriding royalties as to oil, gas and sulphur, a 1/90th overriding royalty, and of the overriding royalties on minerals other than oil, gas and sulphur, a 1/60th overriding royalty, is held by Johnson & Company, a Connecticut partnership which is used as a nominee by the members of the family of the late William F. Buckley. A trust, in which Mr. Heath has a 54.4% beneficial interest, has a beneficial interest in such royalty interest held by Johnson & Company. No payments have been made to Johnson & Company (or to the beneficial owners of such royalty interests) in more than forty years.

      In 1990, Coastal Petroleum granted to our current officers the following percentages of any net recovery from execution on or satisfaction of judgment or from settlement of the lawsuit against the State of Florida as follows:


                             Percent of          Coastal
                                Net             Petroleum
      Name                    Recovery           Position
      ----                   ----------         ---------
      Benjamin W. Heath       1.25              Chairman of Board
      Phillip W. Ware         1.25              President
      James R. Joyce          0.30              Treasurer



                             PRINCIPAL SHAREHOLDERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS


      The following table provides information as to the number of shares of our stock owned beneficially at May 29, 2002 by each person who is known to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

                                   Amount and Nature of
                                   Beneficial Ownership
                             -------------------------------
     Name and Address of       Shares Held     Shares Subject
     Beneficial Owner          Directly        to Option        Percent of Class
     ----------------          --------        ---------        ----------------

Leon S. Gross                  4,499,688              --             10.34
3900 Ford Road
Philadelphia, PA  19131

Lykes Minerals Corp.                  --       7,800,000*            15.2**
111 East Madison Street
P.O. Box 1690
Tampa, FL  33601

------------------------
* Lykes Minerals Corp. has purchased a total of 78 shares of Coastal Petroleum which are convertible into 7,800,000 of our shares.

** Assumes all outstanding options held by Lykes Mineral Corp are exercised to acquire our shares.

SECURITY OWNERSHIP OF MANAGEMENT


      The following table sets forth information as to the number of shares of the Company's common stock owned beneficially at May 29, 2002 by each director of the Company and by all directors and executive officers as a group:


                                         Amount and Nature of Beneficial
                                                 Ownership
                                    Shares Held                     Percent
Name of Individual or Group   Directly or Indirectly     Options    of Class
---------------------------   ----------------------     -------    --------

Graham B. Collis                                         112,000        *
                                     25,000 (1)
Nicholas B. Dill                                         124,000        *
                                         -- (2)
Benjamin W. Heath                                        145,000        *
                                     20,000
John D. Monroe                                           136,000        *
                                        400
Timothy L. Largay                                        100,000        *
                                     49,200
Phillip W. Ware                                          172,000        *
                                      3,791
Directors and executive
officers as a group (a
total of 7 persons)                 111,579              925,000      2.3%


----------------------
*    Less than 1%.

(1) Director of Lane Enterprises (Bermuda) Limited, a Bermuda company, which also owns 17,758 shares.

(2) Director of Brackish Pond Company Limited, a Bermuda company, which owns 3,355 shares.

                         DESCRIPTION OF OUR COMMON STOCK
GENERAL


      Our Memorandum of Association provides that we may issue up to 250,000,000 shares of common stock. We only have one class of stock. As of December 31, 2001 and March 31, 2002, we had approximately 9,000 shareholders of record with a total of 43,468,329 shares of common stock outstanding. Below is a brief description of our common stock and the rights of shareholders as determined under Bermuda law. Neither Bermuda law, nor our Memorandum of Association or Bye-laws impose any limitations on the rights of non-residents of Bermuda to vote and hold our shares of common stock. Set forth below is a summary of the principal terms of our Memorandum and Bye-laws governing our common stock.


COMMON STOCK


      DIVIDEND RIGHTS. The holders of common stock are entitled to receive dividends, if and when the Board of Directors declares them. Each share outstanding is entitled to share equally with every other share in every dividend distribution. Current Bermuda law does not restrict the remittance of dividends to Bermuda non-residents, and any dividends paid to U.S. shareholders would not be subject to a withholding tax. We have never declared or paid dividends on our common stock and do not anticipate declaring or paying any dividends in the foreseeable future. We plan to retain any future earnings to reduce our deficit accumulated during the development stage of $36,549,000 at March 31, 2002 and to finance our operations.


      CLASSIFIED BOARD OF DIRECTORS. Bye-Law 81 provides that the Board of Directors is divided into three classes. See "Our Management - Our Directors and Executive Officers" above.

      LIQUIDATION RIGHTS. Subject to the rights of creditors, all rights to the assets of Coastal Caribbean available for distribution upon liquidation are vested in the holders of common stock and each share is entitled to participate equally with every other share in such liquidation.

      PRE-EMPTIVE RIGHTS, CONVERSION RIGHTS, REDEMPTION PROVISIONS, SINKING FUND AND FURTHER ASSESSMENTS. The holders of common stock have no pre-emptive rights. There are no conversion rights attached to the common stock and there are no provisions for sinking funds or redemption of shares. Under Bermuda law unless authorized by our Memorandum of Association or Bye-Laws, we may not repurchase our own common stock, and our Memorandum of Association and Bye-Laws do not permit us to redeem shares of common stock. The holders of outstanding common stock are not liable to any further calls or assessments by us on their shares.

      SHAREHOLDER SUITS. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our Memorandum of Association or Bye-Laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action.

      TAXES. Bermuda currently imposes no taxes on corporate income or capital gains realized outside of Bermuda, nor is there any withholding tax on any dividends that we might pay to you. Any amounts received by us from U. S. sources as dividends, interest, or other fixed or determinable annual or periodic gains, profits and income, will be subject to a 30% U. S. withholding tax. In addition, any dividends from Coastal Petroleum will not be eligible for the 100% dividends received deduction, which is allowable in the case of a U. S. parent corporation. U. S. residents or citizens holding shares are subject to federal estate and gift and local inheritance taxation. Any dividends received by U. S. resident or citizens will also be subject to federal, state and local income taxation. These rules are of general application only and reflect law in force as of the date of this prospectus. We encourage shareholders to seek professional advice for the current rules applicable to their particular circumstances.

      Under current Bermuda law, we are not required to pay any income tax or capital gains tax. We have obtained from the Bermuda Minister of Finance an assurance under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to us or to any of our operations, shares, debentures or other obligations until 2016. These assurances are subject to the condition that they are not interpreted so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of The Land Tax Act 1967 of Bermuda or otherwise payable in relation to any property we lease. We are required to pay annual Bermuda government fees.

      FOREIGN EXCHANGE CONTROL REGULATIONS. We have been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority whose permission for the issue of shares of common stock pursuant to this Offering has been obtained. This designation allows us to engage in transactions, or to pay dividends to non-residents of Bermuda who are holders of our shares, in currencies other than the Bermuda Dollar.

      The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of shares after the completion of this offering to or by such persons may take place without specific consent under the Exchange Control Act 1972. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

      Non-Bermuda owners of our shares of common stock are not restricted in the exercise of the rights to hold or vote their shares. Because we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to U. S. residents who are holders of our common stock, other than in respect of local Bermuda currency.

      Under Bermuda law, share certificates are only issued in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example as a trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting, but we are not bound to investigate or incur any responsibility in respect of the proper administration of any such trust. We will take no notice of any trust applicable to any of our shares whether or not we have notice of the trust.


      As an "exempted company", we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudans, but as an exempted company we may not participate in certain business transactions including: (1) the acquisition or holding of land in Bermuda (except that required for their business and held by way of lease or tenancy for terms of not more than 50 years) without the express authorisation of the Bermuda legislature, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or (4) the carrying on of business of any kind in Bermuda, except in furtherance of their business carried on outside Bermuda.



      We will be required to comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. Pursuant to the Companies Act, a company shall not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (1) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (2) the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.


      VOTING RIGHTS. All voting rights are vested in the holders of common stock, each share voting equally with every other share. Shareholders are not entitled to cumulative voting. The holders of 25% of the total number of shares entitled to be voted at the meeting, present in person or by proxy constitutes a quorum for the transaction of business. Bye-Law 1 provides that any matter to be voted upon at any meeting of shareholders must be approved, not only by a simple majority of the shares voted at such meeting, but also by a simple majority of the shareholders voting.

            BYE-LAW 1 PROVIDES IN PART THAT SHAREHOLDER APPROVAL REQUIRES:

            A RESOLUTION PASSED BY BOTH (i) SIMPLE MAJORITY OF VOTES CAST BY SUCH MEMBERS AS, BEING ENTITLED SO TO DO, VOTE IN PERSON OR, IN THE CASE OF ANY MEMBER BEING A CORPORATION, BY ITS DULY AUTHORIZED REPRESENTATIVE OR, WHERE PROXIES ARE ALLOWED, BY PROXY AND (ii) A SIMPLE MAJORITY IN NUMBER OF THE MEMBERS PRESENT IN PERSON OR IN THE CASE OF ANY MEMBER BEING A CORPORATION BY ITS DULY AUTHORIZED REPRESENTATIVE OR WHERE PROXIES ARE ALLOWED, BY PROXY, AT A GENERAL MEETING OF WHICH NOT LESS THAN FOURTEEN (14) CLEAR DAYS' NOTICE (SAVE WHERE A LONGER PERIOD IS REQUIRED BY THESE BYE-LAWS) HAS BEEN DULY GIVEN PROVIDED THAT WHEN SHARES ARE HELD BY MEMBERS OF ANOTHER COMPANY, FIRM, PARTNERSHIP, ASSOCIATION OR OTHER BODY CORPORATE OR UNINCORPORATED AND SUCH PERSONS ACT IN CONCERT, OR WHEN SHARES ARE HELD BY OR FOR A GROUP OF MEMBERS WHO ACT IN CONCERT, SUCH PERSONS SHALL BE DEEMED TO BE ONE MEMBER.

      Bye-Law 163 requires that a resolution adopted by the holders of 75% or more of the outstanding common stock and adopted by not less than 75% of the shareholders is required to approve any business combination (defined as any "arrangement, reconstruction, amalgamation, takeover, or similar business combination") involving the Company and any other person.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION

      DIRECTOR LIABILITY. The Companies Act imposes two basic duties on each director and officer:

      Duty of loyalty. A director or officer must act honestly and in good faith with a view to the best interests of the company. This means that in conflict of interest situations, a director must place the best interests of the company above his own personal interests. It also means that a director may not use his position as a director to make a personal profit from opportunities that rightfully belong to the company.

      Duty of care. A director or officer must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Based on English case law precedent, this means that a director must act reasonably in accordance with the level of skill expected from a person of his knowledge and experience. A director must attend diligently to the company's affairs, but is permitted to do so on an intermittent rather than a continuous basis. A director may delegate management functions to suitably qualified persons, although he will not avoid his duty by delegation to others.

      A Bermuda court is unlikely to interfere with decisions of directors unless one of these two duties is breached. The court must find that the directors acted in bad faith or that no reasonable board of directors could have come to the decision that was reached.

      DIRECTOR INDEMNIFICATION. We may under Bermuda law indemnify our directors and officers for any loss or liability that they may incur in their capacity as our directors and officers. The loss or liability may result from any law that finds them guilty of negligence, default, breach of duty or breach of trust. A director or officer may not be indemnified for his own fraud or dishonesty.

      LEGAL EXPENSES. We are required to pay all expenses, including attorney's fees, incurred by a director in defending any legal proceeding as they are incurred in advance of final disposition if the director agrees to repay those amounts if it is proved by clear and convincing evidence that the director's action or omission was undertaken with deliberate intent to cause injury to the company or with reckless disregard for our best interests and if the director reasonably cooperates with the corporation during the proceeding.

      BYE-LAWS. Our Bye-Laws provide for indemnification of our director and officers which is coextensive with that permitted under Bermuda law.

      D&O INSURANCE. Coastal Caribbean has directors' and officers' liability insurance coverage in the amount of $12,200,000 at an annual cost of $208,000.

TRANSFER AGENT AND REGISTRAR

      Our transfer agent and registrar is American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10038. Telephone:
800-937-5449, or 718-921-8200.  Website: http://www.amstock.com.

                         PRICE RANGE OF OUR COMMON STOCK


      The principal market for our common stock is the Boston Stock Exchange under the symbol COCBF. Presently, our stock does not meet the Boston Stock Exchange's minimum maintenance requirement of total assets of $1 million or its shareholder equity minimum requirement of $500,000. Unless, we are able to remedy the maintenance deficiency, the Boston Exchange will delist the us from trading on the exchange. The Exchange has also advises us that if the offering raises sufficient funds to cause us to begin compliance with the Exchange's requirements, suspension of trading delisting will occur. Our common stock is also traded in the over-the-counter market on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. under the symbol COCBF.OB. The quarterly high and low closing prices on the Boston Stock Exchange (for 2002, on the Electronic Bulletin Board) were as follows:



---------------------------------------------------------------------------------
2002       1ST QUARTER  2ND QUARTER (1)

High           1.02          .__
Low             .76          .__
---------------------------------------------------------------------------------
2001        1ST QUARTER   2ND QUARTER    3RD QUARTER    4TH QUARTER

High           1.81         1.75          1.32             1.05
Low             .85          .90           .85              .80
---------------------------------------------------------------------------------
2000        1ST QUARTER   2ND QUARTER    3RD QUARTER    4TH QUARTER

High           1.19         1.19          2.50             1.13
Low            0.88         0.53          1.00             0.69
---------------------------------------------------------------------------------
1999        1ST QUARTER   2ND QUARTER    3RD QUARTER    4TH QUARTER

High           1.88         2.00          1.81             2.06
Low            1.00         1.50          1.31             1.06
---------------------------------------------------------------------------------




(1)  Through May 29, 2002





      On March 31, 2002, the closing price of our common stock on the Electronic Bulletin Board was $___. On March 31, 2002, approximately 9,000 shareholders of record owned our outstanding common stock.

      The total share trading volume on the Boston Stock Exchange was 1,625,800 for 2001, 3,914,100 for 2000 and 4,279,100 for 1999. The total share trading volume from January 1, 2002 to May 19, 2002 was 1,537,000.


                                PERFORMANCE GRAPH

      The graph below compares the cumulative total returns, including reinvestment of dividends, if applicable, of our stock with the companies in the NASDAQ Market Index Media General's Independent Oil & Gas Industry Group. The chart displayed below is presented in accordance with SEC requirements. Shareholders are cautioned against drawing any conclusions from the data contained therein, as past results are not necessarily indicative of future.

                      COMPARISON OF CUMULATIVE TOTAL RETURN
                      JANUARY 1, 1997 TO DECEMBER 31, 2001

                                [LINE GRAPH]


                       1996      1997      1998       1999      2000      2001
                       ----      ----      ----       ----      ----      ----
Coastal Caribbean      100      62.50     41.07      39.29     30.29     28.57
Independent Oil &      100      93.10     60.30      84.48    122.60    100.19
Gas
NASDAQ Market Index    100     122.32    172.52     304.29    191.25    152.46

                              TERMS OF THE OFFERING


BASIC SUBSCRIPTION PRIVILEGE


      We are offering for sale, to our shareholders only, a total of 10,867,082 shares of our common stock. For every four shares that you hold on the record date, June __, 2002, you are guaranteed the right to purchase one share for a purchase price of $.50 per share. If you purchase all of the shares that you are guaranteed the right to buy, you will also have the right to purchase additional shares which are contingent on the number of shares that are not purchased by the other shareholders.


      The shares being offered for sale will first be allocated to satisfy the shareholders' guaranteed right to purchase shares. If there are unsold shares remaining after these allocations, then any unsold shares will be allocated in the manner described below among the shareholders who exercised their contingent right to purchase the unsold shares.

      The subscription right is not transferable. The offering is not subject to a minimum number of subscriptions and shareholders need not purchase a minimum number of shares.

HOW THE OVER-SUBSCRIPTION PRIVILEGE OPERATES

      Subject to the allocation rules described below, each subscription right also grants each shareholder an over-subscription privilege to purchase additional shares of common stock, to the extent available and subject to proration, that are not purchased by other shareholders pursuant to their basic subscription privileges. If you wish to exercise your over-subscription privilege, you should indicate the number of additional shares that you would like to purchase in the space provided on your subscription certificate. When you send in your subscription certificate, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your basic subscription privilege).


      In the event that our shareholders do not subscribe for all of the 10,867,082 offered shares pursuant to their exercise of basic subscription privileges, then shareholders requesting additional shares pursuant to their over-subscription privileges will be allocated such additional shares on a pro-rata basis (subject to elimination of fractional shares), based on the ratio that the number of available shares bears to the total number of shares that are the subject of all shareholders over-subscription requests. For example, assume that our shareholders subscribe for a total of 12,000,000 shares, 8,000,000 shares of which are guaranteed. Under the terms of the offering 10,867,082 shares are being offered for sale, 8,000,000 shares would be issued to shareholders who purchased their guaranteed shares. The remaining 2,867,082 shares offered for sale (10,867,082 minus 8,000,000) would be available for the shareholders who exercised their contingent right to purchase shares on a pro rata basis. Each shareholder who exercised his contingent right would receive 71.677% (2,867,082 available divided by 4,000,000 contingent rights) of his contingent amount of available shares.



      As soon as practicable after July __, 2002, The American Stock Transfer & Trust Company, acting as our Subscription Agent, will determine the number of shares of common stock that you may purchase pursuant to the over-subscription privilege. You will receive certificates representing these shares as soon as practicable after July __, 2002.


      Subject to state securities laws and regulations, we have the discretion to delay allocation and distribution of any and all shares to shareholders who are affected by such regulations and elect to participate in the rights offering, including shares that we issue with respect to your basic or over-subscription privilege in order to comply with state securities laws. If you request and pay for more shares than are allocated to you, we will refund that overpayment, without interest.

SUBSCRIPTION CARDS AND TERMINATION DATE


      Subscription cards, which indicate the number of shares you will be guaranteed the right to purchase, will be issued in the name and address of the holders of common stock of record on June __, 2002 and mailed to holders as soon as practicable after the record date. The offering will end at 4:30 P.M. New York City Time, on July __, 2002. The date and time when the offering expires is herein referred to as the "expiration date."


      The American Stock Transfer & Trust Company, our subscription agent, will hold all subscriptions received prior to the expiration date. Prior to the formal acceptance of the subscriptions, American Stock Transfer will hold all payments. Subscriptions may be revoked by delivery of written notice of revocation to us prior to the expiration date. Subscriptions will be accepted, if at all, promptly after the expiration date by our delivery of written confirmation of acceptance to American Stock Transfer authorizing the issuance of the shares and the payment of any refunds, without interest, to the extent that the offering is oversubscribed. We reserve the right to reject any subscription, absent proof in writing from you that all terms of the offering have been complied with on a timely basis. We will notify the subscriber promptly of any rejection.


      You may not purchase fractional shares, and only whole shares will be issued. The purchase price will be $.50 per share for each share and the right to purchase shares is nontransferable.


DETERMINATION OF SUBSCRIPTION PRICE; NO BOARD RECOMMENDATION

      In establishing the offering price, our directors considered recent market prices for our stock. The purchase price has been set by the directors at a discount to the current market price and is intended, therefore, by the directors to be attractive to our shareholders. The purchase price does not reflect our assessment of the actual value of our assets. Our Board of Directors is not making any recommendation as to whether you should exercise your subscription rights. You should make your decision based on your own assessment of your best interests after reading this prospectus. All interpretations of matters relating to the offering will be made by our management and will be final.

HOW TO PURCHASE SHARES


      After the date of this prospectus, June __, 2002, shares may be purchased by delivering the subscription card, along with a signed subscription agreement, together with full payment of the purchase price for both the shareholder's guaranteed and contingent amounts. Payment of the purchase price must be made by check, bank draft or money order payable to the order of "American Stock Transfer - AS SUBSCRIPTION AGENT". Any subscriptions satisfying these conditions will be accepted; however, subscriptions received after the expiration date will not be honored and we will not be responsible for subscriptions not delivered by that time. You are advised to choose a reliable method (e.g., such as overnight courier service) for the delivery of your subscriptions to American Stock Transfer.

      You may also subscribe by delivering to American Stock Transfer before the expiration date each of the following:

      - the full purchase price, together with a signature guarantee in writing or by facsimile from a bank or trust company or a member firm of any U.S. registered stock exchange that a subscription card with respect to shares subscribed for has been or will be promptly delivered to American Stock Transfer within three business days, and

      - information setting forth the name of the subscriber and the serial number of the subscription card. Subscriptions satisfying these conditions will be accepted subject to prompt receipt by American Stock Transfer of the duly executed subscription card within three business days.

REGISTRATION OF THE SHARES YOU PURCHASE

      We have made application for the registration of the common stock being offered under the applicable securities laws of each of the United States which do not provide an exemption. In the event that the offering is not permitted under the law of any state or states, or in the event that qualification of the securities in any state or states would prove to be impracticable in the judgment of management, we will not issue subscription cards to shareholders in those states.


MATERIAL TAX CONSEQUENCES


TAX CONSEQUENCES OF THE OFFERING

      Your receipt of your subscription rights will have certain federal income tax consequences. This discussion is not intended to serve as tax advice to you, and we encourage you to consult your personal tax advisor for advice relating to your personal tax situation.

      The mere receipt of the subscription rights will not result in the recognition of taxable income. While you will not have to report taxable income upon the receipt of your subscription rights, you may have to allocate a portion of the adjusted basis of your original shares to any shares that you purchase in the offering.

      If you do not exercise your subscription rights, you will not be allowed to claim a loss, and no adjustment will be made to the tax basis of your shares. If the subscription rights are exercised, you may be required to allocate a portion of the basis of your original shares to the shares that you purchase in the offering, depending on whether the fair market value of the rights equals or exceeds 15% of the fair market value of your original shares on the date of distribution of your rights.

      If you exercise your subscription rights and the fair market value of your subscription rights on the date of distribution is 15% or more of the fair market value of the shares you own on that date, you must allocate to the purchased shares that part of the basis of your original shares that is attributable to each subscription right that you exercise. The basis of your original shares that is allocated to your subscription rights will equal your basis in your original shares multiplied by a fraction the numerator of which is the fair market value of your subscription rights and the denominator of which is the total of the fair market value of your original shares and the fair market value of your subscription rights. The basis of your original shares that is allocated to each subscription right that you exercise will equal the basis of your original shares that is allocated to your subscription rights divided by the total number of subscription rights issued to you. Accordingly, the tax basis of each share that you purchase will equal the basis of your original shares that is allocated to each subscription right that you exercise plus the purchase price of each purchased share. The holding period for a share acquired by exercise of a subscription right will begin from the date the subscription right is exercised. The basis of your original shares will be correspondingly reduced by the portion of the basis in your original shares that is allocated to the purchased shares.

      If you exercise your subscription rights and the fair market value of the subscription rights on the date of distribution is less than 15% of the fair market value of the shares you own on that date, you may elect to allocate a portion of your current tax basis to the shares that you purchase as discussed above. If you do not elect to allocate your tax basis, then your tax basis in the purchased shares will be your purchase price of the offered stock.

Passive Foreign Investment Company Rules

      The Internal Revenue Code of 1986, as amended, provides special rules for distributions received by U.S. holders on stock of a passive foreign investment company (PFIC), as well as amounts received from the sale or other disposition of PFIC stock.

      Under the PFIC rules, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is passive income or (2) at least 50 percent of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

      Passive income for this purpose generally includes dividends, interest, royalties, rents, and gains from commodities and securities transactions. Special rules apply in cases where a foreign corporation owns directly or indirectly at least a 25 percent interest in a subsidiary, measured by value. In this case, the foreign corporation is treated as holding its proportionate share of the assets of the subsidiary and receiving directly its proportionate share of the income of the subsidiary when determining whether it is a PFIC. Thus, Coastal Caribbean would be deemed to receive its pro rata share of the income and to hold its pro rata share of the assets, of Coastal Petroleum.

      Based on certain estimates of its gross income and gross assets and the nature of its business, Coastal Caribbean would be classified as a PFIC for the years 1987 through 2001. Once an entity is considered a PFIC for a taxable year, it will be treated as such for all subsequent years with respect to owners holding the stock in a year that it was classified as a PFIC under the income or asset test described above. Whether the Company will be a PFIC under either of these tests in future years will be difficult to determine because the tests are applied annually. Based upon Coastal Caribbean's current passive income, it is likely that Coastal Caribbean will be classified as a PFIC in 2002.

      If Coastal Caribbean is classified as a PFIC with respect to a U.S. holder any gain from the sale of, and certain distributions with respect to, shares of our common stock, would cause a U.S. holder to become liable for U.S. federal income tax under Code section 1291 (the interest charge regime). The tax is computed by allocating the amount of the gain on the sale or the amount of the distribution, as the case may be, to each day in the U.S. shareholder's holding period. To the extent that the amount is allocated to a year, other than the year of the disposition or distribution, in which the corporation was treated as a PFIC with respect to the U.S. holder, the income will be taxed as ordinary income at the highest rate in effect for that year, plus an interest charge. The interest charge would generally be calculated as if the distribution or gain had been recognized ratably over the U.S. holder's holding period (for PFIC purposes) for the shares. To the extent an amount is allocated to the year of the disposition or distribution, or to a year before the first year in which the corporation qualified as a PFIC, the amount so allocated is included as additional gross income for the year of the disposition or distribution. A U.S. holder also would be required to make an annual return on IRS Form 8621 that describes any distributions received with respect to our shares and any gain realized on the sale or other disposition of our shares.

      As an alternative to taxation under the interest charge regime, a U.S. holder generally can elect, subject to certain limitations, to annually take into gross income the appreciation or depreciation in our common shares' value during the tax year (mark-to-market election). If a U.S. holder makes the mark-to-market election, the U.S. holder will not be subject to the above-described rule. Instead, if a U.S. holder makes the mark-to-market election, the U.S. holder recognizes each year an amount equal to the difference as of the close of the taxable year between the U.S. holder's fair market value of the common shares and the adjusted basis in the common shares. Losses would be allowed only to the extent of net gain previously included by the U.S. holder under the mark-to-market election for prior taxable years. Amounts included in or deducted from income under the mark-to-market election and actual gains and losses realized upon the sale or disposition of the common shares, subject to certain limitations, will be treated as ordinary gains or losses. If the mark-to-market election is made for a year other than the first year in the U.S. holder's holding period in which the corporation was a PFIC, the first year's mark-to-market inclusion, if any, is taxed as if it were a distribution subject to the interest charge regime discussed above.

      Another alternative election which would allow a U.S. holder to elect to take its pro rata share of Coastal Caribbean's undistributed income into gross income as it is earned by Coastal Caribbean (QEF election) would only be available to a U.S. holder if Coastal Caribbean provided certain information to the shareholders of Coastal Caribbean. Coastal Caribbean has had no undistributed income for the years 1987 through 2001. If the QEF election is made in a year other than the first year of the U.S. holder's holding period in which the foreign corporation is a PFIC, both the QEF regime and interest charge regime can apply, unless a special election is made. Under this special election, the taxpayer is treated as if it disposed of its PFIC stock in a transaction subject to the interest charge rules to the extent gain is deemed to be recognized. Once this election is made, the holder will be subject only to the QEF regime.

                                  LEGAL MATTERS

      Murtha Cullina LLP, Hartford, Connecticut, has passed upon legal matters relating to U. S. law in connection with this offering. Mr. Timothy L. Largay, a director and officer of the Company, is a partner of Murtha Cullina LLP. Mr. Largay owns shares of our common stock, has options to purchase shares of our common stock (See Security Ownership of Management) and Murtha Cullina has a contingency fee in the Florida Litigation (See Legal Proceedings).

      All matters relating to Bermuda law affecting Coastal Caribbean and its common stock have been passed upon by the firm of Conyers Dill & Pearman, Hamilton, Bermuda, of which firm Mr. Collis, a director and Secretary of Coastal Caribbean, is a partner. Mr. Dill, a director, is a consultant to the firm of Conyers Dill & Pearman. Both Messrs. Dill and Collis own shares of our common stock and have options to purchase shares of our common stock (See Security Ownership of Management).

      The firm of Angerer & Angerer, Tallahassee, Florida, has passed upon all matters relating to litigation in which Coastal Petroleum has been involved until December 31, 2000. Mr. Angerer has a contingency fee in the Florida Litigation (See Legal Proceedings).

      The firm of Gaylord Merlin Ludovici Diaz & Bain, Tampa, Florida, has passed upon all matters relating to litigation filed in Florida Circuit Court pertaining to the taking case in which Coastal Petroleum has been involved since January 1, 2001. Gaylord Merlin Ludovici Diaz & Bain has a contingency fee in the Florida Litigation (See Legal Proceedings).

      Murtha Cullina LLP may rely, insofar as Bermuda law is concerned, on the opinion of Bermuda counsel, and insofar as litigation is involved, on the opinions of Angerer & Angerer and Gaylord Merlin Ludovici Diaz & Bain.

                                     EXPERTS

      The consolidated financial statements of Coastal Caribbean Oils & Minerals, Ltd. (a development stage company) at December 31, 2001 and 2000, for each of the three years in the period ended December 31, 2001 and for the period from January 31, 1953 (inception) to December 31, 2001 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, (which contains an explanatory paragraph describing conditions that raise substantial doubt about Coastal Caribbean's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                  WHERE YOU CAN FIND MORE INFORMATION

      We are a public company and file annual, quarterly and special reports and other information with the SEC. You may read and copy any documents we file at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can obtain copies of this material from the Public Reference Section of the SEC, Washington, D.C. 20549, at prescribed rates. Our reports, proxy and information statements and other information are also available to the public at the SEC's web site. The Internet address of that site is http://www.sec.gov.

      Our common stock is listed on the Boston Stock Exchange and reports, proxy statements and other information can also be examined at that exchange.

      This prospectus is only part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge at the SEC's public reference room or through its web site.

                          INDEX TO FINANCIAL STATEMENTS





                                                                                            Page Reference
                                                                                            --------------

Report of Independent Auditors.                                                                   F-2

Consolidated balance sheets at March 31, 2002 (unaudited), December 31, 2001 and 2000.            F-3

Consolidated statements of operations for the three months ended March 31, 2002 and 2001 (unaudited) and for each of the three years in the period ended
December 31, 2001 and for the  period from January 31, 1953 (inception) to
December 31, 2001 and March 31, 2002 (unaudited).                                                 F-4

Consolidated statements of cash flows for the three months ended March 31, 2002 and 2001 (unaudited) and for each of the three years in the period ended
December 31, 2001 and for the period from January 31, 1953 (inception) to
December 31, 2001 and March 31, 2002 (unaudited).                                                 F-5

Consolidated statement of common stock and capital in excess of par value for the period from January 31, 1953 (inception) to December 31, 2001 and March
31, 2002 (unaudited).                                                                             F-6

Notes to consolidated financial statements.                                                       F-7

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Coastal Caribbean Oils & Minerals, Ltd.

We have audited the accompanying consolidated balance sheets of Coastal Caribbean Oils & Minerals, Ltd. (a development stage company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows, and common stock and capital in excess of par value for each of the three years in the period ended December 31, 2001 and for the period from January 31, 1953 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coastal Caribbean Oils & Minerals, Ltd. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 and for the period from January 31, 1953 (inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Notes 1 and 4 to the consolidated financial statements, the Company has a limited amount of working capital, has incurred recurring losses and has a deficit accumulated during the development stage. In addition, the Company has been and continues to be involved in several legal proceedings against the State of Florida which has limited the Company's ability to commence development activities on its unproved oil or gas properties or obtain compensation for certain property rights it believes have been confiscated. These situations raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of these uncertainties.

As more fully described in Note 1, the Company restated certain amounts previously reported as of and for the year ended December 31, 2000 and for the period from January 31, 1953 (inception) to December 31, 2000.



                                        /s/ Ernst & Young LLP



Stamford, Connecticut
March 8, 2002

                   COASTAL CARIBBEAN OILS & MINERALS, LTD.
                           (A Bermuda Corporation)
                         A Development Stage Company

                         CONSOLIDATED BALANCE SHEETS
                         (Expressed in U.S. dollars)



                                                  March 31,                December 31,
                                                                  ------------------------------
                                                    2002              2001              2000
                                                ------------      ------------      ------------
                                                 (Unaudited)                         (Restated)
                      ASSETS
Current assets:
  Cash and cash equivalents                     $    271,475      $    609,024      $  2,958,674
  Interest and accounts receivable                     1,661             8,604            41,520
  Notes receivable                                    15,000            15,000                --
  Prepaid expenses                                   290,723           353,596           323,897
                                                ------------      ------------      ------------
          Total current assets                       578,859           986,224         3,324,091
                                                ------------      ------------      ------------

Unproved oil, gas and mineral properties
(full cost method)                                        --                --         4,144,682

Contingent litigation claim (Note 4)                      --                --                --

Deferred Financing Charges                           236,273            90,391                --
Other assets                                              --                --            27,866
                                                ------------      ------------      ------------
Total assets                                    $    815,132      $  1,076,615      $  7,496,639
                                                ============      ============      ============
       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accrued liabilities                           $    650,640      $    358,621      $    193,176
                                                ------------      ------------      ------------
Minority interests                                        --                --                --
                                                ------------      ------------      ------------

Shareholders' equity:
  Common stock, par value $.12 per share:
    Authorized - 250,000,000 shares
    Outstanding - 43,468,329 shares                5,216,199         5,216,199         5,216,199
  Capital in excess of par value                  31,497,362        31,497,362        31,497,362
                                                ------------      ------------      ------------
                                                  36,713,561        36,713,561        36,713,561
  Deficit accumulated during the
   development stage                             (36,549,070)      (35,995,567)      (29,410,098)
                                                ------------      ------------      ------------
Total shareholders' equity                           164,491           717,994         7,303,463
                                                ------------      ------------      ------------
Total liabilities and shareholders' equity      $    815,132      $  1,076,615      $  7,496,639
                                                ============      ============      ============


                             See accompanying notes.

                     COASTAL CARIBBEAN OILS & MINERALS, LTD.
                             (A Bermuda Corporation)
                           A Development Stage Company

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           (Expressed in U.S. Dollars)



                                                           For the
                                                         period from                                                   For the
                              Three months ended        Jan. 31, 1953                                                period from
                                  March 31,              (inception)          Years ended December 31,              Jan. 31, 1953
                          ---------------------------    to March 31,   ------------------------------------------  (inception) to
                             2002            2001           2002            2001           2000            1999      Dec. 31, 2001
                          ------------   ------------    ------------   ------------   ------------   ------------  --------------
                          (Unaudited)    (Unaudited)     (Unaudited)                                                  (Restated)
                                                          (Restated)
INTEREST AND OTHER
  INCOME                  $      3,662   $     37,280    $  3,873,217   $     78,432   $     62,544   $     55,275   $  3,869,555
                          ------------   ------------    ------------   ------------   ------------   ------------   ------------

EXPENSES:
   Legal fees and costs        316,432        524,699      14,997,391      1,670,446        633,521        405,380     14,680,959
   Administrative
     expenses                  193,755        150,404       8,600,995        533,579        535,325        474,027      8,407,240
   Salaries                     37,950         37,950       3,410,378        151,800        151,800        157,550      3,372,428
   Shareholder
    communications               9,028         15,248       3,894,523        105,863        107,852        102,825      3,885,495
   Write off of unproved
     properties                     --             --       5,501,247      4,201,733             --             --      5,501,247
   Exploration costs                --            480         188,218            480         19,598         20,954        188,218
   Lawsuit judgements               --             --       1,941,916             --             --             --      1,941,916
   Minority interests               --             --        (632,974)            --             --             --       (632,974)
   Other                            --             --         364,865             --             --             --        364,865
   Contractual services             --             --       2,155,728             --             --             --      2,155,728
                          ------------   ------------    ------------   ------------   ------------   ------------   ------------
                               557,165        728,781      40,422,287      6,663,901      1,448,096      1,160,736     39,865,122
                          ------------   ------------    ------------   ------------   ------------   ------------   ------------

NET LOSS                  $   (553,503)  $   (691,501)                  $ (6,585,469)  $ (1,385,552)  $ (1,105,461)
                          ============   ============                   ============   ============   ============

Deficit accumulated
   during the
   development stage                                     $(36,549,070)                                               $(35,995,567)
                                                         ============                                                ============
Net loss per share
   based on average
   number of shares
   outstanding
   during the period:
Basic and diluted EPS     $       (.01)  $       (.02)                 $       (.15)  $       (.03) $       (.03)
                          ============   ============                  ============   ============  ============

Average number of
   Shares outstanding
   (basic and diluted)      43,468,329     43,468,329                    43,468,329     40,843,736     40,056,358
                          ============   ============                  ============   ============  ============



                             See accompanying notes.

                     COASTAL CARIBBEAN OILS & MINERALS, LTD.
                             (A Bermuda Corporation)
                           A Development Stage Company

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                           (Expressed in U.S. dollars)


                                                               For the
                                                            period from                                                   For the
                                Three months ended        Jan. 31, 1953                                                 period from
                                    March 31,             (inception)            Years ended December 31,             Jan. 31, 1953
                           ---------------------------    to March 31,   --------------------------------------       (inception) to
                               2002           2001            2002         2001            2000         1999          Dec. 31, 2001
                           ------------   ------------    ------------   ------------   ----------   ------------     ------------
                            (Unaudited)    (Unaudited)    (Unaudited)                                                   (Restated)
                                                           (Restated)
OPERATING ACTIVITIES:
Net loss                      $ (553,503)  $   (691,501)  $(36,549,070)     $(6,585,469)  $(1,385,552)  $(1,105,461)   $(35,995,567)
Adjustments to reconcile
 net loss to net cash used
 in operating activities:
   Minority interest                  --             --      (632,974)               --            --            --        (632,974)
   Write off of unproved properties   --             --     5,501,247         4,201,733            --            --       5,501,247
   Common stock issued for services   --             --       119,500                --            --            --         119,500
   Compensation recognized for stock
    option grant                      --             --        75,000                --        75,000            --          75,000
   Recoveries from previously
    writtenoff properties             --             --       252,173                --            --            --         252,173
Net change in:
   Interest and accounts
    receivable                     6,943          9,145        (1,661)           32,916       (15,937)       27,051          (8,604)
   Prepaid expenses               62,873         33,826      (290,723)          (29,699)       28,192       (37,809)       (353,596)
   Accrued liabilities           292,020        110,607       650,641           165,445       124,752         1,125         358,621
   Deferred financing charges   (145,882)            --      (263,471)          (90,391)           --            --        (117,589)
   Other assets                       --          (83)         27,198            27,866          (421)         (247)         27,198
                              ----------   ----------    ------------       -----------   -----------   -----------    ------------
Net cash used in operating
activities                      (337,549)    (538,006)    (31,112,140)       (2,277,599)   (1,173,966)   (1,115,341)    (30,774,591)
                              ----------   ----------    ------------       -----------   -----------   -----------    ------------

INVESTING ACTIVITIES:
   Additions to oil, gas
    and mineral properties
    net of assets acquired
    for common stock and
    reimbursements                    --        2,195      (3,621,688)          (57,051)      (48,190)      (23,913)     (3,621,688)
   Proceeds from relinquishment
    of surface rights                 --           --         246,733                --            --            --         246,733
   Marketable securities (net)        --           --              --                --       390,941     1,737,898              --
   Notes receivable                   --           --         (15,000)          (15,000)           --            --         (15,000)
   Purchase of fixed assets           --           --         (61,649)               --            --            --         (61,649)
                              ----------   ----------    ------------       -----------   -----------   -----------    ------------
Net cash provided by  (used
 in) investing activities             --        2,195      (3,451,604)          (72,051)      342,751     1,713,985      (3,451,604)
                              ----------   ----------    ------------       -----------   -----------   -----------    ------------

FINANCING ACTIVITIES:
   Sale of common stock net
    of expenses                       --           --      29,480,970                 --     3,138,765            --      29,480,970
   Shares issued upon
    exercise of options               --           --         884,249                 --            --            --         884,249
   Sale of shares by subsidiary       --           --         750,000                 --            --            --         750,000
   Sale of subsidiary shares          --           --       3,720,000                 --            --            --       3,720,000
                              ----------   ----------    ------------        -----------   -----------   -----------    ------------
 Net cash provided by
  financing activities                --           --      34,835,219                 --     3,138,765            --      34,835,219
                              ----------   ----------    ------------        -----------   -----------   -----------    ------------
 Net increase (decrease)
  in cash and cash
  equivalents                   (337,549)    (535,811)        271,475         (2,349,650)    2,307,550       598,644         609,024
 Cash and cash equivalents
  at beginning of period         609,024    2,958,674              --          2,958,674       651,124        52,480              --
                              ----------   ----------    ------------        -----------   -----------   -----------    ------------
 Cash and cash equivalents
  at end of period            $  271,475   $2,422,863    $    271,475        $   609,024   $ 2,958,674   $   651,124    $    609,024
                              ==========   ==========    ============        ===========   ===========   ===========    ============



                             See accompanying notes.

                     COASTAL CARIBBEAN OILS & MINERALS, LTD.
                             (A Bermuda Corporation)
                           A Development Stage Company

                     CONSOLIDATED STATEMENT OF COMMON STOCK
                       AND CAPITAL IN EXCESS OF PAR VALUE
                           (Expressed in U.S. dollars)


     For the period from January 31, 1953 (inception) to December 31, 2001




                                                                                                                       Capital in
                                                                                  Number of          Common              Excess
                                                                                   Shares             Stock            of Par Value
                                                                                ------------        ------------       ------------
Shares issued for net assets and unrecovered costs
   at inception                                                                    5,790,210        $    579,021       $  1,542,868
Shares issued upon sales of common stock                                          26,829,486           3,224,014         16,818,844
Shares issued upon exercise of stock options                                         510,000              59,739            799,760
Market value ($2.375 per share) of shares issued in
  1953 to acquire an investment                                                       54,538               5,454            124,074
Shares issued in 1953 in exchange for 1/3rd of a 1/60th
  overriding royalty (sold in prior year) in nonproducing
  leases of Coastal Petroleum                                                         84,210               8,421                 --
Market value of shares issued for services rendered
  during the period 1954-1966                                                         95,188               9,673            109,827
Net transfers to restate the par value of common stock
  outstanding in 1962 and 1970 to $0.12 per share                                         --             117,314           (117,314)
Increase in Company's investment (equity) due to
  capital transactions of Coastal Petroleum in 1976                                       --                  --            117,025
                                                                                ------------        ------------       ------------

Balance at December 31, 1990                                                      33,363,632           4,003,636         19,395,084
Sale of subsidiary shares                                                                 --                  --            300,000
                                                                                ------------        ------------       ------------

Balance at December 31, 1991                                                      33,363,632           4,003,636         19,695,084
Sale of subsidiary shares                                                                 --                  --            390,000
                                                                                ------------        ------------       ------------

Balance at December 31, 1992                                                      33,363,632           4,003,636         20,085,084
Sale of subsidiary shares                                                                 --                  --          1,080,000
                                                                                ------------        ------------       ------------

Balance at December 31, 1993                                                      33,363,632           4,003,636         21,165,084
Sale of subsidiary shares                                                                 --                  --            630,000
                                                                                ------------        ------------       ------------

Balance at December 31, 1994                                                      33,363,632           4,003,636         21,795,084
Sale of subsidiary shares                                                                 --                  --            600,000
                                                                                ------------        ------------       ------------

Balance at December 31, 1995                                                      33,363,632           4,003,636         22,395,084
Sale of common stock                                                               6,672,726             800,727          5,555,599
Sale of subsidiary shares                                                                 --                  --            480,000
Exercise of stock options                                                             10,000               1,200             12,300
                                                                                ------------        ------------       ------------
Balance at December 31, 1996                                                      40,046,358           4,805,563         28,442,983
Sale of subsidiary shares                                                                 --                  --            240,000
Exercise of stock options                                                             10,000               1,200             10,050
                                                                                ------------        ------------       ------------
Balance at December 31, 1997, 1998, 1999                                          40,056,358           4,806,763         28,693,033
Sale of common stock                                                               3,411,971             409,436          2,729,329
Compensation recognized for stock option grant                                            --                  --             75,000
                                                                                ------------        ------------       ------------
Balance at December 31, 2000 and 2001                                             43,468,329        $  5,216,199       $ 31,497,362
                                                                                ============        ============       ============



                             See accompanying notes.

                    COASTAL CARIBBEAN OILS & MINERALS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 2002 (UNAUDITED) AND DECEMBER 31, 2001



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

         The accompanying consolidated financial statements include the accounts of Coastal Caribbean Oils & Minerals, Ltd. (Coastal Caribbean) and its majority owned subsidiary, Coastal Petroleum Company (Coastal Petroleum), referred to collectively as the Company. The Company, which has been engaged in a single industry and segment, is considered to be a development stage company since its exploration for oil, gas and minerals has not yielded any significant revenue or reserves. During the year 2001, the Company concluded that the value of its leases has been taken and its property interests were impaired by the actions taken by the State of Florida and therefore, has recorded an impairment charge to reflect the write off of the costs of unproved oil, gas and minerals properties. See Note 4. Litigation. All intercompany transactions have been eliminated. Certain amounts reported in the annual financial statements have been reclassified to conform to March 31, 2002 presentation.



Unaudited Information



         The information as of March 31, 2002 and for the periods ended March 31, 2002 and March 31, 2001 is unaudited but includes all adjustments which the Company considers necessary for a fair statement of the results for those periods. All adjustments are of a normal recurring nature.


Cash and cash equivalents

         The Company considers all highly liquid short-term investments with maturities of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents are carried at cost which approximates market value. The components of cash and cash equivalents are as follows:

                                                      December 31,
                                             ----------------------------
                                               2001              2000
                                             ----------        ----------
Cash                                         $  111,682        $  159,834
Federal Home Loan Bank discount notes           497,342         2,798,840
                                             ----------        ----------
                                             $  609,024        $2,958,674
                                             ==========        ==========

Use of Estimates

         The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The outcome of the litigation and the ability to develop the Company's oil and gas properties will have a significant effect on the Company's financial position and results of operations. Actual results could differ from those estimates.

Unproved Oil, Gas and Mineral Properties

         The Company follows the full cost method of accounting for its oil and gas properties. All costs associated with property acquisition, exploration and development activities whether successful or unsuccessful are

                    COASTAL CARIBBEAN OILS & MINERALS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 2002 (UNAUDITED) AND DECEMBER 31, 2001




1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)


capitalized. Since the Company's properties were undeveloped and nonproducing and the subject of litigation, capitalized costs were not being amortized.

         The capitalized costs are subject to a ceiling test which basically limits such costs to the aggregate of the estimated present value discounted at a 10% rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

          The Company assesses whether its unproved properties are impaired on a periodic basis. This assessment is based upon work completed on the properties to date, the expiration date of its leases and technical data from the properties and adjacent areas. These properties are subject to extensive litigation with the State of Florida. During the year 2001, the Company concluded that the value of its leases has been taken and its property interests were impaired by the actions taken by the State of Florida and therefore, has recorded an impairment charge to reflect the write off of the costs of unproved oil, gas and minerals properties. See Note 4. Litigation. All future costs incurred in connection with the Company's Florida leases will be expensed as incurred. During 2001, the Company restated the deficit accumulated during the development stage to reflect a write off of certain costs accumulated at December 31, 1960 attributable to dry holes on abandoned leases as follows:

Deficit accumulated during the development stage
Balance at December 31, 2000 as previously reported        $28,747,058
Write off of unproved properties                               663,040
                                                           -----------
Balance at December 31, 2000 as restated                   $29,410,098
                                                           -----------

Sale of Subsidiary Shares

         All amounts realized from the sale of Coastal Petroleum shares have been credited to capital in excess of par value.

Loss Per Share

         Loss per common share is based upon the weighted average number of common and common equivalent shares outstanding during the period. The Company's basic and diluted calculations of EPS are the same because the exercise of options is not assumed in calculating diluted EPS, as the result would be anti-dilutive (the Company has continuing losses).

Financial Instruments

         The carrying value for cash and cash equivalents, accounts receivable, marketable securities and accounts payable approximates fair value based on anticipated cash flows and current market conditions.

                    COASTAL CARIBBEAN OILS & MINERALS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 2002 (UNAUDITED) AND DECEMBER 31, 2001



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)


Going Concern



         The Company has a limited amount of working capital, has incurred recurring losses and has a deficit accumulated during the development stage. Furthermore, as discussed in Note 4, on January 16, 2001, Coastal Petroleum Company filed a complaint in the Leon County Circuit Court in Florida against the State of Florida seeking compensation for the State's taking of its property rights to explore for oil and gas within its Lease 224-A. On November 27, 2001, the Leon County Circuit Court set a trial date for two weeks beginning September 30, 2002 for Coastal Petroleum's lawsuit against the State of Florida. The cost of that litigation has been substantial and will require the Company to obtain additional capital. On January 10, 2002, the Company filed a registration statement for the sale of its common stock, which has not yet been declared effective by the Securities and Exchange Commission. The terms of the offering have not yet been determined. There can be no assurances that funds on hand or realized or realizable on the sales of the Company's shares described in Note 5 will be sufficient to allow the Company to survive until such litigation is concluded. The Company believes the funds on hand at March 31, 2002 are sufficient to pay the expenses associated with the proposed rights offering and to fund the Company's operations through the second quarter of 2002. In addition, an estimated minimum amount of $500,000 would be necessary to fund the Company's operations through December 31, 2002. In the event that the offering of the Company's common stock is inadequate to fund the Company's capital needs, the Company intends to explore other possible funding sources, particularly the other shareholders of Coastal Petroleum. These situations raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of these uncertainties.


2.       COASTAL PETROLEUM COMPANY - MINORITY INTERESTS

         In 1992, Coastal Caribbean granted Lykes Minerals Corp. (Lykes), a wholly owned subsidiary of Lykes Bros. Inc., an option to acquire 78 shares of Coastal Petroleum at $40,000 per share. Lykes exercised all of its options to purchase Coastal Petroleum shares at a total cost of $3,120,000 and as of December 31, 2001 and 2000, held 26.7% of Coastal Petroleum.

         The Lykes agreement provides that Lykes is entitled to exchange each Coastal Petroleum share for 100,000 Coastal Caribbean shares, subject to adjustment for dilution and other factors. If fully exercised, that entitlement would leave Lykes with about 15% of Coastal Caribbean's outstanding shares. Lykes also has the right to exchange Coastal Petroleum shares for overriding royalty interests in Coastal Petroleum's properties. If Lykes were to exchange its 26.7% interest in Coastal Petroleum for a royalty interest, its overriding royalty interest in Coastal Petroleum's working-interest acreage would be 3.3%.

         As of December 31, 2001 and 2000, Coastal Petroleum shares were owned as follows:

                                           Shares                %
                                         ---------            ---------
Coastal Caribbean                           173                   59.3
Lykes                                        78                   26.7
Others                                       41                   14.0
                                         ---------             --------
                                            292                  100.0
                                         ---------             --------

                    COASTAL CARIBBEAN OILS & MINERALS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 2002 (UNAUDITED) AND DECEMBER 31, 2001




2.       COASTAL PETROLEUM COMPANY - MINORITY INTERESTS (CONT'D)



         Coastal Caribbean has been making loans to Coastal Petroleum, its majority owned subsidiary, in order for Coastal Petroleum to continue the Florida Litigation and pay its operating expenses. At December 31, 2001, the amount of these loans totaled $20,826,287 and the accumulated interest on the loans totaled $5,758,768 for a total indebtedness of $26,585,055. All such loans and interest have been eliminated in consolidation, as Coastal Caribbean is required to record 100% of the losses of Coastal Petroleum because the minority interests have been fully liquidated and have no further obligation to fund Coastal Petroleum.

3.       UNPROVED OIL, GAS AND MINERAL PROPERTIES

         Coastal Petroleum holds three unproved and nonproducing oil, gas and mineral leases granted by the Trustees of the Internal Improvement Fund of the State of Florida (Trustees). These leases cover submerged and unsubmerged lands, principally along the Florida Gulf Coast, and certain inland lakes and rivers throughout the State. The two leases bordering the Gulf Coast have been divided into three areas, each running the entire length of the coastline from Apalachicola Bay to the Naples area. Coastal Petroleum has certain royalty interests in the inner area, no interest in the middle area and a 100% working interest in the outside area.

         Coastal Petroleum also has a 100% working interest in Lake Okeechobee, and a royalty interest in other areas. Coastal Petroleum has agreed not to conduct exploration, drilling, or mining operations on said lake, except with prior approval of the Trustees.

         The three leases have a term of 40 years from January 6, 1976 and require the payment of annual lease rentals of totaling $59,247; if oil, gas or minerals are being produced in economically sustainable quantities at January 6, 2016, these operations will be allowed to continue until they become uneconomic. The drilling requirements are governed by Chapter 20680, Laws of Florida, Acts of 1941. Under the 1941 Act, a lessee is required to drill at least one test well on lands leased in each five year period under the term of the lease. The Company believes that it is current in fulfilling its drilling requirements.

         The working interest areas of the three leases are subject to royalties payable to the Trustees of 12-1/2% on oil and gas, $.50 per long ton of sulfur and 10% on other minerals. The leases are subject to additional overriding royalties which aggregate 1/16th as to oil, gas and sulfur and 13/600th as to other minerals.

         During the year 2001, the Company concluded that its property interests were impaired by the actions taken by the State of Florida and therefore, recorded an impairment charge in the amount of $4,201,733 to reflect the write of the costs of unproved oil, gas and minerals properties. See Note 4. Litigation. Although these costs have been written off, the Company still has legal title to the leases and will continue to pay annual lease rentals on the leases. The following is a summary of the cost of unproved oil, gas and mineral properties at December 31, 2000 and 1999, accounted for under the full cost method, all of which are located in Florida:

                    COASTAL CARIBBEAN OILS & MINERALS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 2002 (UNAUDITED) AND DECEMBER 31, 2001



     3.       UNPROVED OIL, GAS AND MINERAL PROPERTIES (CONT'D)


                                                                                  2000               1999
                                                                                ----------        ----------
                                                                                (Restated)        (Restated)

Lease acquisition costs                                                         $  877,797        $  877,797
Lease and royalty costs (principally legal fees)                                   585,348           585,348
Lease rentals                                                                    2,485,138         2,425,892
Other exploratory expenses                                                       1,228,510         1,239,566
Salaries                                                                           457,708           457,708
                                                                                ----------        ----------
                                                                                 5,634,501         5,586,311
                                                                                ----------        ----------

Deduct:

  Reimbursement for lease rentals and other expenses                             1,243,085         1,243,085
  Proceeds from relinquishment of surface rights                                   246,733           246,733
                                                                                ----------        ----------
                                                                                 1,489,819        1,489,819
                                                                                ----------        ----------

Total unproved oil, gas and mineral properties                                  $4,144,682        $4,096,492
                                                                                ==========        ==========


4.       LITIGATION

          Florida Litigation

         Coastal Petroleum has been involved in various lawsuits for many years. Coastal Petroleum's current litigation (Florida Litigation) now involves one basic claim: whether the State's offshore drilling policy and its denial of a permit constitute a taking of Coastal Petroleum's property. In addition, Coastal Caribbean is a party to another action in which Coastal Caribbean claims that certain of its royalty interests have been confiscated by the State.

          In 1990, the State of Florida enacted legislation that prohibits drilling or exploration for oil or gas on Florida's offshore acreage. Although the law does not apply to areas where Coastal Petroleum is entitled to conduct exploration, the State of Florida has effectively prevented any exploratory drilling by denying the Company's application for drilling permits. In addition, in those areas where Coastal Petroleum has only a royalty interest, the law also effectively prohibits production of oil and gas, rendering it impossible for Coastal Petroleum to collect royalties from those areas. During 1998, Coastal Petroleum exhausted its legal remedies in its efforts to obtain compensation for the drilling prohibition on its royalty interest acreage.

Lease Taking Case

         On June 26, 2000, the First District Court of Appeal affirmed an earlier ruling that the Florida Department of Environmental Protection (DEP) could deny Coastal Petroleum a permit to drill an exploratory well about nine miles south of St. George Island in the Florida Panhandle. While the appeals court held that the DEP could take such action on the basis of a compelling public purpose in not allowing offshore oil and gas drilling in Florida, the court also found that the DEP's action would be unconstitutional "if just compensation is not paid for what is taken." The appeals court stated that whether the denial of the permit constituted a taking of Coastal Petroleum's property should be determined by the Circuit Court.

                    COASTAL CARIBBEAN OILS & MINERALS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 2002 (UNAUDITED) AND DECEMBER 31, 2001




4.       LITIGATION (CONT'D)


         On January 16, 2001, Coastal Petroleum filed a complaint in the Leon County Circuit Court in Florida against the State of Florida seeking compensation for the State's taking of its property rights to explore for oil and gas within its Lease 224-A.

         On February 13, 2001, certain holders of royalties pertaining to Lease 224-A filed a Motion to Intervene as Additional Plaintiffs. On April 24, 2001, the Leon County Circuit trial judge granted certain royalty holders with overriding royalties, which aggregate approximately 4% on State Lease 224-A, the right to intervene on a limited basis in the takings lawsuit. On May 22, 2001, the royalty holders appealed the Circuit Court's order granting them limited intervention to the First District Court of Appeal, claiming the order denied them the right to fully participate in the case until after final judgment and that the court erroneously found that the royalty holders lack an ownership interest in Coastal Petroleum's lease. On June 12, 2001, the Court of Appeal ordered the royalty holders to show cause why the appeal should not be dismissed for lack of jurisdiction. The royalty holders filed a response to the Court of Appeal on June 21, 2001, Coastal Petroleum filed its reply on July 2, 2001 and the State of Florida filed its reply on July 5, 2001. The Court of Appeal is currently considering the matter.





         Counsel for the appealing royalty holders has advised Coastal Petroleum that the royalty holders' position is that their interest is worth substantially more than 4% of whatever judgment may be awarded to Coastal Petroleum in the litigation and that they intend to make a claim against any recovery Coastal Petroleum may obtain in the litigation. Coastal Petroleum has informed the Circuit Court and counsel for the royalty holders that Coastal Petroleum is not making any claim in the litigation on behalf of any interest the royalty holders may have.

         On March 5, 2001, the State filed a Motion to Dismiss Coastal Petroleum's complaint, which was denied by the court on April 26, 2001. After the Motion was denied, discovery, which had been suspended pending the outcome of the Motion to Dismiss, resumed. Some depositions have now been taken, documents have been exchanged and discovery is expected to continue until the court ordered cutoff date of August 25, 2002.

         On November 27, 2001, the Leon County Circuit Court set a trial date for two weeks beginning September 30, 2002 for Coastal Petroleum's lawsuit against the State of Florida. If the Court rules in Coastal Petroleum's favor, there will then be a second trial before a jury to determine the amount of compensation to be awarded. Both the decision of the Court and any decision of a jury are subject to appeals by any of the parties to the litigation.


         A motion for summary judgment by the State of Florida in the taking lawsuit is scheduled to be heard by the Leon County Circuit Court trial judge on June 13, 2002.


Royalty Taking Case

         The offshore areas covered by Coastal Petroleum's original leases (prior to the 1976 Settlement Agreement) are subject to certain other royalty interests held by third parties, including Coastal Caribbean. In 1994, several of those third parties, including Coastal Caribbean which has approximately a 12% interest in any recovery, have instituted a separate lawsuit against the State. That lawsuit claims that the royalty holders' interests have been confiscated as a result of the State's actions discussed above and that they are entitled to compensation for that taking. The royalty holders were not parties to the 1976 Settlement Agreement, and the

                    COASTAL CARIBBEAN OILS & MINERALS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 2002 (UNAUDITED) AND DECEMBER 31, 2001



4.       LITIGATION (CONT'D)


royalty holders contend that the terms of the Settlement Agreement do not protect the State from taking claims by those royalty holders.


The case is currently pending before the Circuit Court in Tallahassee. On December 2, 1999, the Circuit Court denied the State's motion to dismiss the plaintiffs' claim of inverse condemnation but dismissed several other claims.

         On May 10, 2000, the State filed a motion for summary judgment but no hearing date has been set for the motion. Discovery is proceeding.

         Any recovery made in the royalty holders' lawsuit would be shared among the various plaintiffs in that lawsuit, including Coastal Caribbean, but not Coastal Petroleum.

Counsel

         The Tampa, Florida law firm of Gaylord Merlin Ludovici Diaz & Bain (Gaylord Merlin) is Coastal Petroleum's principal trial counsel in Coastal Petroleum's inverse condemnation claim against the State of Florida in Florida Circuit Court. Mr. Cary Gaylord is the lead attorney for Gaylord Merlin. In addition, the law firm of Angerer & Angerer of Tallahassee, Florida is assisting Gaylord Merlin in the litigation.

Statutory Attorneys' Fees

         Chapter 73 of Florida law provides in eminent domain proceedings (which would include Coastal Petroleum's taking claim) that, in addition to the award made to the property owner, the court shall award attorneys' fees based on the difference between the final judgment or settlement and the first written offer made to the property owner by the State in accordance with the following schedule:

         1.       Thirty-three percent of any difference up to $250,000; plus

         2. Twenty-five percent of any portion of the difference between $250,000 and $1 million; plus

         3. Twenty percent of any portion of the difference exceeding $1 million.

Contingency Fees

         Coastal Petroleum has agreed to pay an aggregate of 8.65% in contingent fees based on any net recovery from execution on or satisfaction of judgment or from settlement of the Florida litigation to various law firms and current or former officers of the Company.

         The following contingencies have been granted to related parties:

                                                         Relationship to Coastal         Net Recovery
                          Holder                      Petroleum at Date of Grant          Percentage
                    ------------------                --------------------------          ----------
                     Benjamin W. Heath                    Chairman of the Board               1.25
                      Phillip W. Ware                           President                     1.25
                    Murtha Cullina LLP                           Counsel                      1.00
                      James R. Joyce                       Assistant Treasurer                 .30
                                                                                              ----
                           Total                                                              3.80
                                                                                              ====

                    COASTAL CARIBBEAN OILS & MINERALS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 2002 (UNAUDITED) AND DECEMBER 31, 2001





4.       LITIGATION (CONT'D)

         In addition, Coastal Petroleum has agreed to pay Gaylord Merlin a contingent fee equal to the greater of:

         (a) approximately 90% of the statutory award of attorneys' fees (discussed above), less the hourly fees paid to Gaylord Merlin, or

         (b) ten percent of the first $100 million or portion thereof of the compensation received by Coastal Petroleum from the State as compensation for the taking of its property, plus five percent of such compensation in excess of $100 million, less the hourly fees paid to Gaylord Merlin and other costs of the litigation.

Uncertainty

         Coastal Petroleum or Coastal Caribbean may not prevail on any of the issues set forth above and may not recover compensation for any of their claims. In addition, even if Coastal Petroleum were to prevail on any or all of the issues to be decided, Coastal Caribbean or Coastal Petroleum may not have sufficient financial resources to survive until such decisions become final. In the event that the State of Florida were to grant a permit to drill any wells for which applications have been filed, the wells drilled may not be successful and lead to production of any oil or gas in commercial quantities.

5.       COMMON STOCK

         The Company's Bye-Law No. 1 provides that any matter to be voted upon must be approved not only by a majority of the shares voted at such meeting, but also by a majority in number of the shareholders present in person or by proxy and entitled to vote thereon.

         The Company has been financing its operations primarily from sales of its common stock and sales of shares of Coastal Petroleum (See Note 2).

         On October 23, 2000, the Company completed the sale of 3,411,971 shares of its common stock to its shareholders at $1.00 per share. The net proceeds to the Company were $3,138,765 after deducting the $273,206 cost of the offering.

         On January 10, 2002, the Company filed a registration statement for the sale of its common stock, which has not yet been declared effective by the Securities and Exchange Commission. The terms of the offering have not yet been determined. The proceeds of the offering, if any, will be used for general corporate purposes, including working capital and to continue the litigation against the State of Florida. The costs incurred in connection with the offering totaling $90,391 at December 31, 2001 are included in deferred financing charges.

                    COASTAL CARIBBEAN OILS & MINERALS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 2002 (UNAUDITED) AND DECEMBER 31, 2001



5.       COMMON STOCK (CONT'D)

         The following represents shares issued upon sales of common stock:

                                                Number                     Capital        Capital in Excess
                Year                          of Shares                     Stock            of Par Value
              ----------                      ----------                  -----------        -------------
                1953                            300,000                   $ 30,000             $ 654,000
                1954                             53,000                      5,300               114,265
                1955                             67,000                      6,700               137,937
                1956                             77,100                      7,710               139,548
                1957                             95,400                      9,540               152,492
                1958                            180,884                     18,088               207,135
                1959                            123,011                     12,301               160,751
                1960                            134,300                     13,430               131,431
                1961                            127,500                     12,750                94,077
                1962                              9,900                        990                 8,036
                1963                            168,200                     23,548                12,041
                1964                            331,800                     46,452                45,044
                1965                            435,200                     60,928               442,391
                1966                            187,000                     26,180               194,187
                1967                            193,954                     27,153               249,608
                1968                             67,500                      9,450               127,468
                1969                              8,200                      1,148                13,532
                1970                            274,600                     32,952               117,154
                1971                            299,000                     35,880                99,202
                1972                            462,600                     55,512               126,185
                1973                            619,800                     74,376               251,202
                1974                            398,300                     47,796                60,007
                1975                                 --                         --              (52,618)
                1976                                 --                         --               (8,200)
                1977                            850,000                    102,000             1,682,706
                1978                             90,797                     10,896               158,343
                1979                          1,065,943                    127,914             4,124,063
                1980                            179,831                     21,580               826,763
                1981                             30,600                      3,672               159,360
                1983                          5,318,862                    638,263             1,814,642
                1985                                 --                         --               (36,220)
                1986                          6,228,143                    747,378             2,178,471
                1987                          4,152,095                    498,251             2,407,522
                1990                          4,298,966                    515,876                26,319
                1996                          6,672,726                    800,727             5,555,599
                2000                          3,411,971                    409,436             2,729,329
                                             ----------                 ----------           -----------
                                             36,914,183                 $4,434,177           $25,103,772
                                             ----------                 ----------           -----------

     The following represents shares issued upon exercise of stock options:

                                                Number                     Capital        Capital in Excess
                Year                          of Shares                     Stock            of Par Value
               -----                          ---------                    -------              --------
                1955                             73,000                    $ 7,300              $175,200
                1978                              7,000                        840                 6,160
                1979                            213,570                     25,628               265,619
                1980                             76,830                      9,219               125,233
                1981                            139,600                     16,752               227,548
                1996                             10,000                      1,200                12,300
                1997                             10,000                      1,200                10,050
                                                -------                    -------              --------
                                                530,000                    $62,139              $822,110
                                                =======                    =======              ========

                    COASTAL CARIBBEAN OILS & MINERALS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 2002 (UNAUDITED) AND DECEMBER 31, 2001



5.       COMMON STOCK (CONT'D)

         Coastal Caribbean has reserved 7,800,000 shares of its common stock which may be issued in exchange for Coastal Petroleum shares, as described in
Note 2.

6.       STOCK OPTION PLAN

         The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related Interpretations in accounting for its stock options because the alternative fair value accounting provided under FASB Statement No. 123, "Accounting for Stock Based Compensation," requires use of option valuation models that were not developed for use in valuing stock options. Under APB No. 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

         During 1995, the Company adopted a Stock Option Plan covering 1,000,000 shares of the Company's common stock. On March 24, 2000, ten year options to purchase 700,000 shares of the Company's common stock were granted. A charge to legal expense in the amount of $75,000 for the issuance of 100,000 options to legal counsel was recorded. The charge was calculated using a Black-Scholes option-pricing model with the same assumptions as discussed below. Options are normally immediately vested and exercisable. The following table summarizes stock option activity:



    OPTIONS OUTSTANDING                                                        NUMBER OF SHARES             EXERCISE PRICE ($)
    -------------------                                                        ----------------             ------------------
    Outstanding and exercisable at December 31, 1998                               587,000                      1.13-2.625
         Expired                                                                   (60,000)                        1.13
                                                                                   -------
    Outstanding and exercisable at December 31, 1999                               527,000                      1.13-2.625
         Expired                                                                  (302,000)                       . 1.13
        Granted                                                                    700,000                         .91
                                                                                   -------
    Outstanding and exercisable at December 31, 2000 and 2001                      925,000                     .91 - 2.625
                                                                                   =======
                                                                                                         (1.33 weighted average)

    AVAILABLE FOR GRANT AT DECEMBER 31, 2001                                        55,000
                                                                                   =======




    YEAR GRANTED                       NUMBER OF SHARES           EXPIRATION DATE      EXERCISE PRICES ($)
    ------------                       ----------------           ---------------      -------------------
    Granted 1998                           225,000                  May 19, 2003             2.625
    Granted 2000                           700,000                 Mar. 22, 2010               .91
                                           -------
    Total                                  925,000
                                           =======

         Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model.

                    COASTAL CARIBBEAN OILS & MINERALS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 2002 (UNAUDITED) AND DECEMBER 31, 2001



6.       STOCK OPTION PLAN (CONT'D)

         Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The assumptions used in the valuation model for 2000 were: risk free interest rate - 6.66%, expected life - 10 years, expected volatility - .741 and expected dividend - 0.

         Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

         For the purpose of pro forma disclosures, the estimated fair value of the stock options is expensed in the year of grant since the options are immediately exercisable. The Company's pro forma information follows:

         \

                                                   Amount          Per Share
                                                   ------          ---------

Net loss as reported - December 31, 2000        $(1,385,552)        $(.03)
Stock option expense                               (450,000)         (.01)
                                                -----------          ----
Pro forma net loss - December 31, 2000          $(1,835,552)        $(.04)
                                                ===========          ====


7.       INCOME TAXES

         Bermuda currently imposes no taxes on corporate income or capital gains outside of Bermuda. The Company's subsidiary, Coastal Petroleum, has U.S. net operating loss carry forwards for federal and state income tax purposes, which may be used to reduce its taxable income, if any, during future years which aggregated approximately $13,218,000 at December 31, 2001 ($12,133,000 at December 31, 2000) and expire in varying amounts from 2002 through 2021 as follows: $2,931,000 in 2002, $824,000 in 2003, $647,000 in 2004, $550,000 in
2005, $418,000 in 2006, $549,000 in 2007, $480,000 in 2009, $571,000 in 2010,
$955,000 in 2011, $1,281,000 in 2012, $757,000 in 2018, $622,000 in 2019,
$749,000 in 2020 and $1,884,000 in 2021. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets relating to those carry forwards. Significant components of the Company's deferred tax assets were as follows:



                                                    2001               2000
                                                    ----               ----
                                                                     (Restated)

Net operating losses                            $ 4,974,000         $ 4,720,000
Deferred intercompany interest deduction          2,167,000           1,453,000
Write off of unproved properties                  1,831,000             250,000
                                                -----------         -----------
Total deferred tax assets                         8,972,000           6,423,000
Valuation allowance                              (8,972,000)         (6,423,000)
                                                -----------         -----------
Net deferred tax assets                         $        --         $        --
                                                ===========         ===========

                    COASTAL CARIBBEAN OILS & MINERALS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 2002 (UNAUDITED) AND DECEMBER 31, 2001




8.       RELATED PARTIES


         G&O'D INC provides accounting and administrative services, office facilities and support staff to the Company. G&O'D INC is owned by Mr. James R. Joyce, Treasurer and Assistant Secretary. During 2001, 2000 and 1999, G&O'D billed fees of $135,573, $155,440 and $144,495 respectively. The Company was billed $105,000 in 2001, $195,000 in 2000 and $65,000 in 1999 by the law firm of
Murtha Cullina LLP. Mr. Timothy L. Largay, a partner of the firm of Murtha Cullina LLP, is a director and Vice President of the Company. Notes receivable at December 31, 2001, represent a six month loan to an officer of the Company, payable on May 10, 2002 with interest at 4% per annum.


9.       SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following is a summary (in thousands) except for per share amounts of the quarterly results of operations for the years ended December 31, 2001 and 2000:


2001                                         QTR 1           QTR 2           QTR 3          QTR 4
                                            -------         -------         -------         -------
                                              ($)             ($)             ($)             ($)
                                              ---             ---             ---             ---
Total revenues                                   37              23              13               5
Expenses                                       (729)           (623)           (499)        (4,813) (*)
                                            -------         -------         -------         -------
Net loss                                       (692)           (600)           (486)         (4,808)
                                            =======         =======         =======         =======
Per share (basic & diluted)
                                               (.02)           (.01)           (.01)           (.11)
                                            =======         =======         =======         =======
Average number of shares outstanding         43,468          43,468          43,468          43,468
                                            =======         =======         =======         =======

2000                                         QTR 1           QTR 2           QTR 3          QTR 4
                                            -------         -------         -------         -------
                                              ($)             ($)             ($)             ($)
                                              ---             ---             ---             ---
Total revenues                                   10              10               4              39
Expenses                                       (386)           (326)           (317)           (420)
                                            -------         -------         -------         -------
Net loss                                       (376)           (316)           (313)           (381)
                                            =======         =======         =======         =======
Per share (basic & diluted)
                                               (.01)           (.01)            (--)           (.01)
                                            =======         =======         =======         =======
Average number of shares outstanding         40,056          40,056          40,056          40,844
                                            =======         =======         =======         =======


(*) During the year 2001, the Company concluded that its property interests were impaired by the actions taken by the State of Florida and therefore, recorded an impairment charge in the amount of $4,202 to reflect the write off of these costs.

Prospective investors may rely only on the information contained in this prospectus. Coastal Caribbean Oils & Minerals, Ltd., has not authorized anyone to provide any other information. This prospectus is not an offer to sell to - nor is it seeking an offer to buy these securities from - any person in any jurisdiction where the offer and sale is not permitted. The information here is accurate only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe the restrictions of that jurisdiction related to this offering and the distribution of this prospectus.


                 [COASTAL CARIBBEAN OILS & MINERALS, LTD. LOGO]

                            COASTAL CARIBBEAN OILS &
                                 MINERALS, LTD.


                                10,867,082 SHARES

                                  COMMON STOCK



                                   PROSPECTUS



                                  June __, 2002

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                  The following is an estimate of our expenses in connection with the issuance and distribution of the securities being registered, subject to future contingencies:

                   Registration Fees                               $  1,558
                   Stock Exchange Listing Fee                         5,000
                   Printing and Engraving Expenses                   35,000
                   Transfer Agent's and Registrar's Fees             45,000
                   Blue Sky Qualification Fees and Expenses           2,000
                   Legal fees and Expenses                          150,000
                   Accounting Fees and Expenses                     100,000
                   Miscellaneous                                     11,442
                                                                   --------
                   Total                                           $350,000
                                                                   ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                  Paragraph 161 of Coastal Caribbean's Bye-Laws contains the following provisions respecting indemnification:

                  161. (1) The Directors, Secretary and other officers and each person who is or was or had agreed to become a Director or officer of the Company, and each such person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Company as an employee or agent of the Company or as a Director, officer, employee or agent of another company, corporation, partnership, joint venture, trust or other enterprise and every Auditor for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors, administrators and estates, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors, administrators or estates, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons. Subject to the provisions of the Act and without limiting the generality or the effect of the foregoing, the Company may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in this Bye-Law. Any repeal or modification of this Bye-Law shall not adversely affect any right or protection existing hereunder immediately prior to such repeal or modification.

                           (2) Each Member and the Company agree to waive any
                  claim or right of action he or it might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action, in the performance of his duties, or supposed duties, with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director. Any repeal or modification of this Bye-Law shall not adversely affect any right or protection of a Director of the Company existing immediately prior to such repeal or modification.

         In 1987, we purchased $100,000 of directors' and officers' liability insurance coverage from an unaffiliated Bermuda company at a cost of $100,000 plus an annual $7,500 service fee during the period of the policy. During June 1997, the amount of the policy was increased from $100,000 to $200,000. We are credited with investment income from the policy premium during the term of the policy and all or a portion of such premium will be refunded at the end of the policy term to the extent that no claims are made. We had been unable to obtain any other liability coverage for the Company's directors and officers.

         In recent years, the Company has been able to purchase directors' and officers' insurance coverage. The current amount of its D&O coverage is $12.2 million (including the above policy) at an annual cost of $216,000.

         Paragraph 161 (1) of the Company's Bye-Laws contains an indemnification provision in favor of the Company's Auditor. The Company has not indemnified the firm of Ernst & Young LLP nor has such indemnification been sought by Ernst & Young LLP under this provision of the Company's Bye-Laws. In addition, such indemnifications are deemed to be unenforceable under U.S. securities laws. The Company will not provide the indemnification to Ernst & Young LLP or any other accounting firm in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

                  None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)      EXHIBITS

         ITEM

         1.       UNDERWRITING AGREEMENT.

                  Not applicable.

         2. PLAN OF ACQUISITION, REORGANIZATION, ARRANGEMENT, LIQUIDATION OR SUCCESSION.

                  Not applicable.

         3.       (i)      ARTICLES OF INCORPORATION.

                  Memorandum of Association as amended on June 30, 1982, May 14, 1985 and April 7, 1988, filed as Exhibit 3(a) to Report on Form 10-K for the year ended December 31, 1998 (SEC File Number 001-04668) are incorporated herein by reference.

                  (ii)     BYE-LAWS.

                  Bye-Laws of the Company are incorporated by reference to Exhibit A of the Company's Schedule 14(a) Proxy Statement filed on May 13, 1997 (SEC File Number 001-04668).

         4. INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES.

                  None.

         5.       OPINION RE LEGALITY.

                  Opinion of Conyers Dill & Pearman, filed herein.

         8.       OPINION RE TAX MATTERS.

                  Not applicable.

         9.       VOTING TRUST AGREEMENT

                  Not applicable.

         10.      MATERIAL CONTRACTS.

                  (a) Drilling Lease No. 224-A, as modified, between the Trustees of the Internal Improvement Fund of the State of Florida and Coastal Petroleum Company dated February 27, 1947 filed as Exhibit 10(a) to Report on Form 10-K for the year ended December 31, 1998 (SEC File Number 001-04668) is incorporated herein by reference.

                  (b) Drilling Lease No. 224-B, as modified, between the Trustees of the Internal Improvement Fund of the State of Florida and Coastal Petroleum Company dated February 27, 1947 filed as Exhibit 10(b) to Report on Form 10-K for the year ended December 31, 1998 (SEC File Number 001-04668) is incorporated herein by reference.

                  (c) Drilling Lease No. 248, as modified, between the Trustees of the Internal Improvement Fund of the State of Florida and Coastal Petroleum Company dated February 27, 1947 filed as Exhibit 10(c) to Report on Form 10-K for the year ended December 31, 1998 (SEC File Number 001-04668) is incorporated herein by reference.

                  (d) Memorandum of Settlement dated January 6, 1976 between Coastal Petroleum Company and the State of Florida filed as Exhibit 10(d) to Report on Form 10-K for the year ended December 31, 1998 (SEC File Number 001-04668) is incorporated herein by reference.

                  (e) Agreement between the Company and Coastal Petroleum dated December 3, 1991 filed as Exhibit 10(e) to Report on Form 10-K for the year ended December 31, 1998 (SEC File Number 001-04668) is incorporated herein by reference.

                  (f) Agreement between Lykes Minerals Corp. and Coastal Caribbean and Coastal Petroleum dated October 16, 1992 filed as Exhibit 10(f) to Report on Form 10-K for the year ended December 31, 1998 (SEC File Number 001-04668) is incorporated herein by reference.

                  (g) Stock Option Plan adopted March 7, 1995 filed as Exhibit 4A to Form S-8 dated July 31, 1995 (SEC File Number 033-95216) is incorporated herein by reference.

         11.      STATEMENT RE COMPUTATION OF PER SHARE EARNINGS.

                  See Consolidated Financial Statements.

         12.      STATEMENT RE COMPUTATION OF RATIOS.

                  None.

         15.      LETTER RE UNAUDITED INTERIM FINANCIAL STATEMENTS.

                  None.

         16.      LETTER RE CHANGE IN CERTIFYING ACCOUNTANT.

                  Not applicable.

         21.      SUBSIDIARIES OF THE REGISTRANT.

                  The Company has one subsidiary, Coastal Petroleum Company, a Florida corporation which is 59-1/4% owned.

         23.      CONSENT OF EXPERTS AND COUNSEL.

                  1. Ernst & Young LLP - filed herein.
                  2. Conyers Dill & Pearman - filed herein.
                  3. Murtha Cullina LLP -  filed herein.
                  4. Angerer & Angerer - filed herein.
                  5. Gaylord Merlin Ludovici Diaz & Bain - filed herein

         24.      POWER OF ATTORNEY.

                  Powers of attorney of Graham B. Collis, Nicholas B. Dill, Benjamin W. Heath, John D. Monroe, Timothy L. Largay and Phillip W. Ware, previously filed.

         25.      STATEMENT OF ELIGIBILITY OF TRUSTEE.

                  Not applicable.

         26.      INVITATIONS FOR COMPETITIVE BIDS.

                  Not applicable.

         99.      ADDITIONAL EXHIBITS

                  Rights Offering Documents

                  99.1     Form of subscription card - filed herein
                  99.2     Instructions for Purchasing Stock - filed herein
                  99.3     Offering cover letter to Shareholders - filed herein
                  99.4 President's letter to Shareholders-Reason for Offering - filed herein

                  Other Documents

                  99.5 The decision Coastal Petroleum Company v. Florida Wildlife Federation et. al. of the First District Court of Appeal dated October 6, 1999 (St. George Island permit application case), is incorporated by reference to Exhibit 99(a) to the Company's Current Report on Form 8-K filed on October 7, 1999 (SEC File Number 001-04668).


                  99.6 Complaint, filed January 16, 2001 in the Leon County Circuit Court, Coastal Petroleum Company, Plaintiff vs. State of Florida, Department of Environmental Protection, and Board of Trustees of the Internal Improvement Fund, Defendants, is incorporated by reference to Exhibit 99(a) to the Company's Current Report on Form 8-K filed on January 18, 2001 (SEC File Number 001-04668).


                  99.7 Complaint, filed May 21, 2002 in the Leon County Circuit Court, Coastal Petroleum Company, Plaintiff vs. State of Florida, Department of Environmental Protection, and Board of Trustees of the Internal Improvement Fund, is incorporated by reference to
                           Exhibit 99(a) to the Company's Current Report on Form 8-K filed on May 22, 2002 (SEC File Number 001-04668).



(b)      FINANCIAL STATEMENT SCHEDULES

         Not applicable.

ITEM 17. UNDERTAKINGS.

         The undersigned registrants hereby undertake:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by either registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) To file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Newport Beach, in the State of California, on the 29 day of May 2002.


                                    COASTAL CARIBBEAN OILS & MINERALS, LTD.
                                                (Registrant)

                                    By /s/ Benjamin W. Heath
                                       --------------------------------
                                         Benjamin W. Heath, President

         Pursuant to the requirements of the Securities Act of 1933, this amendment to this registration statement has been signed below by the following persons in the capacities and on the dates indicated.




            Name                          Title               Date
            ----                          -----               ----
(i) Principal executive officer:


     /s/ Benjamin W. Heath             President and       May 29, 2002
----------------------------------     Director
        Benjamin W. Heath


(ii) Principal financial officer:
     and controller or principal
     accounting officer:


     /s/ James R. Joyce                Treasurer           May 29, 2002
-----------------------------------
        James R. Joyce

(iii) A majority of the Board of
      Directors:

     /s/ James R. Joyce                                    May 29, 2002
-----------------------------------
      James R. Joyce
      Attorney-in-Fact for:



      Graham B. Collis              Director
      Nicholas B. Dill              Director
      Benjamin W. Heath             Director
      John D. Monroe                Director
      Timothy L. Largay             Director
      Phillip W. Ware               Director


        Pursuant to the requirement of the Securities Act of 1933, the undersigned has signed this registration statement on May 29, 2002.



                                        /s/ James R. Joyce
                                        --------------------------------------
                                        James R. Joyce
                                        Authorized Representative in the
                                        United States

                                INDEX OF EXHIBITS


              Item Number                       Description
              -----------                       -----------
                   5                  Opinion of Counsel - Conyers Dill & Pearman

                 23.1                 Consent of Ernst & Young LLP
                 23.2                 Consent of Conyers Dill & Pearman
                 23.3                 Consent of Murtha Cullina LLP
                 23.4                 Consent of Angerer & Angerer
                 23.5                 Consent of Gaylord Merlin Ludovici Diaz & Bain

                 99.1                 Form of subscription card
                 99.2                 Instructions for Purchasing Stock
                 99.3                 Offering cover letter to Shareholders
                 99.4                 President's letter to Shareholders-Reason for Offering
